Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
Among
HARLAND CLARKE HOLDINGS CORP.
MERCURY MERGER SUB, INC.
and
MAXPOINT INTERACTIVE, INC.
Dated as of August 27, 2017

TABLE OF CONTENTS
1.Definitions    2
1.1Definitions    2
2.The Offer    14
2.1The Offer    14
2.2Company Action    17
3.The Merger    18
3.1The Merger    18
3.2Effective Time; Closing    18
3.3Effect of the Merger    18
3.4Certificate of Incorporation; Bylaws    19
3.5Directors and Officers    19
3.6Conversion of Securities    19
3.7Company Stock Awards; ESPP    20
3.8Dissenting Shares    22
3.9Surrender of Company Shares; Stock Transfer Books    22
3.10Withholding Rights    24
3.11Additional Actions    24
4.Representations and Warranties of the Company    25
4.1Organization and Qualification; Company Subsidiaries    25
4.2Certificate of Incorporation and Bylaws    26
4.3Capitalization    26
4.4Authority Relative to this Agreement    28
4.5No Conflict; Required Filings and Consents    29
4.6Permits; Compliance    30
4.7SEC Filings; Financial Statements; No Undisclosed Liabilities    31
4.8Absence of Material Adverse Effect and Certain Changes or Events    34
4.9Absence of Litigation    34
4.10Employee Benefit Plans    35
4.11Labor and Employment Matters    38
4.12Offer Documents; Schedule 14D-9    40
4.13Property and Leases    41
4.14Intellectual Property    42
4.15Taxes    48
4.16Environmental Matters    50
4.17Material Contracts    51
4.18Insurance    54
4.19Brokers and Expenses    54
4.20Takeover Laws    54
4.21Certain Business Practices    54
4.22Data Protection    55

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4.23Minute Books    56
4.24Export Control and Economic Sanctions Laws    56
4.25Affiliate Transactions    57
4.26Opinion of Financial Advisor    57
4.27Significant Suppliers and Customers    58
5.Representations and Warranties of Parent and Purchaser    58
5.1Corporate Organization    58
5.2Authority Relative to this Agreement    59
5.3No Conflict; Required Filings and Consents    59
5.4Financing    60
5.5Absence of Litigation    61
5.6Purchaser    61
5.7Ownership of Company Capital Stock    61
5.8Offer Documents; Schedule 14D-9    62
6.Conduct of Business Pending the Merger    62
6.1Conduct of the Business Pending the Merger    62
6.2No Control of the Company’s Business    66
7.Additional Agreements    66
7.1Access to Information; Confidentiality    66
7.2Solicitation of Transactions    67
7.3Employee Benefits Matters    71
7.4Directors’ and Officers’ Indemnification and Insurance    73
7.5Anti-Takeover Statutes    74
7.6Notification of Certain Matters    74
7.7Litigation    75
7.8Consents and Approvals    75
7.9HSR Act Filing and International Antitrust Notifications    76
7.10Rule 16b-3    78
7.11Delisting    78
7.12Further Assurances    78
7.13Public Announcements    78
7.14Obligations of Purchaser    78
7.15Financing    78
7.16Financing Cooperation    81
8.Conditions to the Merger    84
8.1Conditions to the Merger    84
9.Termination    84
9.1Termination    84
9.2Effect of Termination    86
9.3Fees    86

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10.General Provisions    90
10.1No Survival of Representations and Warranties    90
10.2Notices    90
10.3Severability    91
10.4Entire Agreement; Assignment; No Other Representations or Warranties    91
10.5Parties in Interest    91
10.6Specific Performance    92
10.7Governing Law    93
10.8Waiver of Jury Trial    94
10.9General Interpretation    94
10.10Amendment    95
10.11Waiver    95
10.12Counterparts    95

Annex A:    Conditions to the Offer
Annex B:    Tender and Support Agreements
Annex C:    Non-Compete Agreements

OMITTED SCHEDULES TO THE AGREEMENT AND PLAN OF MERGER
Certain schedules to this Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. MaxPoint Interactive, Inc. hereby undertakes to provide to the Securities and Exchange Commission copies of such schedules upon request; provided, however, that MaxPoint Interactive, Inc. reserves the right to request confidential treatment for portions of any such schedules.

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AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of August 27, 2017 (this “Agreement”), among Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), Mercury Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Purchaser”), and MaxPoint Interactive, Inc., a Delaware corporation (the “Company”).
RECITALS
WHEREAS, the boards of directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein;
WHEREAS, in furtherance of such acquisition, it is proposed that, upon the terms and subject to the conditions set forth herein, Purchaser make a cash tender offer to purchase any and all of the issued and outstanding shares of common stock, par value $0.00005 per share, of the Company (“Company Common Stock”) (shares of Company Common Stock being hereinafter collectively referred to as “Company Shares”) for thirteen dollars and eighty-six cents ($13.86) per Company Share net to the holder thereof in cash without interest (such amount, or any greater amount per Company Share paid pursuant to the Offer, the “Per Share Amount” and such offer, as it may be amended from time to time pursuant to the terms hereof, the “Offer”), on the terms and subject to the conditions of this Agreement and the Offer;
WHEREAS, it is also proposed that, as soon as practicable following the consummation of the Offer, upon the terms and subject to the conditions set forth herein and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company, with the Company surviving the merger as an indirect wholly-owned subsidiary of Parent (the “Merger”), and each Company Share that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Per Share Amount, on the terms and subject to the conditions set forth herein;
WHEREAS, the Merger shall be effected pursuant to Section 251(h) of the DGCL;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent and Purchaser to enter into this Agreement, certain holders of the Company Shares are entering into the Tender and Support Agreements, in substantially the form attached as Annex B, each dated as of the date hereof;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to Parent and Purchaser to enter into this Agreement, certain Company employees are entering into restrictive covenants agreements, in substantially the form attached as Annex C, each dated as of the date hereof;
WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the Offer is fair to, and in the best interests of, the Company and its stockholders; (ii) adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger; and (iii) subject to the terms hereof, resolved and agreed to recommend that holders of Company Shares accept the Offer and tender their Company Shares pursuant to the Offer; and
WHEREAS, the boards of directors of Parent and Purchaser have each approved and declared advisable this Agreement and the Merger.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

1.Definitions.
1.1    Definitions. For purposes of this Agreement:
“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest from a Third Party (whether or not in writing) relating to, or that could reasonably be expected to lead to, in one transaction or a series of transactions, (i) any direct or indirect acquisition or purchase (including by any exclusive license or lease) by any person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of (A) assets (including equity securities of any Company Subsidiary) or businesses that represent fifteen percent (15%) or more of the revenues, net income or assets of the Company (measured at the time of determination) and the Company Subsidiaries, taken as a whole, or (B) beneficial ownership of fifteen percent (15%) or more of any class of equity securities of the Company or of any Company Subsidiary; (ii) any purchase or sale or issuance of, or tender offer or exchange offer for, equity securities of the Company or any Company Subsidiary that, if consummated, would result in any person or group (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning fifteen percent (15%) or more of any class of equity securities of the Company or any Company Subsidiary; or (iii) any merger, consolidation, business combination, recapitalization, reorganization, dual listed structure, joint venture, share exchange or similar transaction involving the Company or any of the significant Company Subsidiaries, as a result of which the owners of the equity securities of the Company immediately prior to such event own less than eighty-five percent (85%) of the equity securities of the Company or the surviving entity immediately following such event; or (iv) any liquidation or dissolution of the Company, in each case other than the Transactions.
“Action” means any judgment, order, litigation, suit, action, hearing, proceeding, claim, charge, formal investigation, formal inquiry, audit, arbitration or mediation by or before a Governmental Authority, arbitrator or mediator of competent jurisdiction.
“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
“beneficial owner” means a person who shall be deemed to be the beneficial owner as determined by Rule 13d-3 of the Exchange Act.
“business day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act.
“Bylaws” means the bylaws of the Company, as amended.
“Certificate of Incorporation” means the amended and restated certificate of incorporation of the Company.
“Change in Control Policy” means the Company’s Change in Control Equity Acceleration Policy adopted on January 28, 2015 and as in effect on the date hereof.

“Company Intellectual Property” means any and all Intellectual Property that are owned by (solely or jointly) or licensed to the Company or any Company Subsidiary, or that the Company or any Company Subsidiary otherwise has the right to use (or that the Company or any Company Subsidiary claims or purports to own or have a license with respect to or otherwise have a right to use).
“Company RSU” means an award under any of the Company Stock Plans that provides for payment at a future date of one or more shares of Company Common Stock or value derived therefrom, other than a Company Stock Option.
“Company Software” means Software included in the Owned Company Intellectual Property.
“Company Stock Award” means each outstanding right of any kind, contingent or accrued, to acquire or receive shares of Company Common Stock or benefits measured by the value of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans, including but not limited to, any Company Stock Option and Company RSU.
“Company Stock Option” means any option to purchase one or more shares of the Company’s Common Stock granted under any of the Company Stock Plans, other than any purchase options granted pursuant to the ESPP.
“Company Stock Plans” means any equity incentive plans of the Company, as amended, pursuant to which the Company granted Company Stock Options or Company RSUs (including the 2015 Equity Incentive Plan (including the Company Share Option Plan established as a sub-plan to the 2015 Plan, the “2015 Plan”), the 2010 Equity Incentive Plan (the “2010 Plan”) and the Company’s 2015 Employee Stock Purchase Plan (the “ESPP”)).
“Company Termination Fee” means an amount equal to $3,864,000.
“Continuing Employees” mean all employees of the Company or any Company Subsidiary who are employed at the Effective Time.
“Contract” means any legally binding contract, subcontract, agreement, indenture, deed of trust, license, sublicense, note, bond, loan instrument, mortgage, lease, purchase or sales order, concession, franchise, option, insurance policy, benefit plan, guarantee and any similar legally binding undertaking, commitment or pledge.
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Copyrights” means any and all (i) U.S. and foreign copyrights, mask works, and all other rights with respect to Works of Authorship and (ii) registrations thereof and applications therefor (including moral and economic rights, however denominated).
“Debt Marketing Documents” means reasonable and customary bank books and syndication documents and materials, including confidential information memoranda, lender presentations, rating agency materials and presentations, and similar reasonable and customary documents and materials in connection with the Debt Financing.
“Delaware Law” means the DGCL and any other applicable Law (including common law) of the State of Delaware.
“Environmental Laws” means any Law relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, including the exposure of any individual to Hazardous Substances; (ii) the manufacture, handling, transport, transfer, use, recycling, treatment, storage, investigation, removal, remediation, exposure of others to, distribution or disposal of Hazardous Substances or materials containing Hazardous Substances; (iii) pollution, regulation or protection of the indoor or outdoor environment or natural resources or human health and safety, as it relates to environmental protection, including, without limitation, CERCLA, 42 U.S.C. §9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, §§49 U.S.C. App. 1801 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; and the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq. and their state and local counterparts; or (iv) any Laws governing or applicable to any product content including, without limitation, the European Union Directives 2002/96/EC (Waste Electrical and Electronic Equipment Directive) and 2002/95/EC (Restriction on the Use of Hazardous Substances).
“ERISA Affiliate” means any person that, together with the Company or any Company Subsidiary, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.
“Exchange Act” means the Securities and Exchange Act of 1934, as amended.
“Existing Loan Agreement” means the Loan and Security Agreement dated as of December 23, 2014, as amended as of February 12, 2015, March 8, 2016, September 30, 2016, March 22, 2017 and June 26, 2017 and as further amended, restated or otherwise modified from time to time, among the Company and Silicon Valley Bank.
“Governmental Authority” means any (i) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); or (iv) organization, entity or body or individual exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature (including stock exchanges), including any arbitrator or arbitration panel (public or private).
“Hazardous Substances” means (i) those substances, wastes or materials defined, listed or classified in or regulated as hazardous or toxic substances, materials or wastes under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other contaminant; and (vi) any biological or chemical substance, material or waste regulated or classified as hazardous, toxic, or radioactive by any Governmental Authority of competent jurisdiction pursuant to any Environmental Law; provided that Hazardous Substances shall not include office and janitorial supplies that are safely maintained.
“Indemnified Person” means each person who is now or was prior to the Effective Time an officer or director of the Company or the Company Subsidiaries.
“Intellectual Property” means any and all: (i) Patents, formulae, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (ii) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (iii) databases and other compilations and collections of data or information (“Databases”); (iv) trademarks, service marks, logos and design marks, and trade dress, together with all goodwill associated with any of the foregoing (“Trademarks”); (v) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); (vi) trade secrets, and confidential and proprietary information, which shall include (A) any technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, and other information and other intangible materials; (B) customer, vendor, and distributor lists, contact and registration information, and correspondence; and (C) any algorithms, know-how, source code, know-how, formulae, methods, processes, specifications, designs, prototypes, and schematics (clause (vi), collectively, “Trade Secrets”); and (vii) registrations and applications for any of the foregoing.
“Intervening Event” means an event, fact, development or occurrence that materially affects the business, assets or operations of the Company that is unknown to, and not reasonably foreseeable by, the Company Board as of the date of this Agreement that becomes known to the Company Board after the date of this Agreement and prior to the Expiration Time; provided, that in no event shall any event, fact, development or occurrence resulting from or relating to the following give rise to an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal; or (ii) the fact that the Company exceeds internal or published projections or guidance (provided, that the underlying causes thereof may be considered in determining whether an Intervening Event has occurred or exists).
“IPO Date” means March 6, 2015.

“knowledge of the Company” means the actual knowledge, as of the date of this Agreement, of each of Joseph Epperson, Brad Schomber, Gretchen Joyce, Kurt Carlson and Thomas William Alvey, III, including in each case the knowledge that such person would have obtained after reasonable inquiry of his or her direct reports with operational responsibility for the matter in question after familiarizing himself or herself with the representations and warranties of the Company contained in Article 4 of this Agreement. With respect to Intellectual Property, the “reasonable conduct of his or her duties” does not require the Company or either of the individuals named in the previous sentence to conduct, have conducted, obtain, or have obtained any freedom-to-operate opinions or similar opinions of counsel or any clearance searches, and no knowledge of any third-party Intellectual Property that would have been revealed by such inquiries, opinions, or searches will be imputed to the Company or any such individual.
“Lease” means all written leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any Company Subsidiary holds any Company Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Company Subsidiary thereunder.
“Lien” means any liens, mortgages, encumbrances, pledges, licenses, security interests, options, rights of first refusal, or other charges of any kind or nature whatsoever.
“Lenders” shall mean the agent, arrangers, lenders and other persons or entities (other than the Company or any Subsidiary of the Company) that have committed to provide or arrange or have otherwise entered into agreements in connection with the Debt Financing, and any joinder agreements, indentures or credit agreements entered into pursuant thereto (including the Debt Commitment Letter or Debt Financing Agreements); it being understood that Parent and Purchaser shall not be Lenders for any purposes hereunder.
“Lender Related Parties” means the Lenders, together with their respective affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.
“Marketing Period” means the first period of thirteen (13) consecutive business days (i) beginning as of the first day by which the Company has provided to Parent the Required Information, (ii) throughout which Parent shall have the Required Information and (iii) throughout which the Offer Conditions set forth in clauses (iii)(a), (b), (c), (d) and (g) of Annex A shall be satisfied and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Acceptance Time or the Merger Closing Date, as applicable, was scheduled for any time during such thirteen (13) consecutive business day period; provided, that the Marketing Period shall not commence until September 5, 2017, (y) November 24, 2017 shall be disregarded and not count as a business day for purposes of calculating the Marketing Period and (z) if the Marketing Period has not been completed on or prior to December 15, 2017, then the Marketing Period shall commence no earlier than January 2, 2018; provided, further, that if the Company shall in good faith reasonably believe that the Required Information has been delivered to Parent, it may deliver to Parent a written notice to that effect (stating that it believes that such delivery has been completed), in which case the Required Information shall be deemed to have been provided on the first business day following the date that notice is received unless Parent in good faith reasonably believes the delivery of the Required Information has not been completed and, within three (3) business days of the delivery of such notice by Company, delivers a written notice to Company to that effect (stating with reasonable specificity the Required Information that Parent reasonably believes has not been delivered), in which case the Marketing Period shall not be deemed to have commenced unless and until such Required Information is delivered to Parent.  Notwithstanding anything in this definition to the contrary, the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period: (A) (x) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information, (y) any such restatement is under consideration by the Company or (z) the Company determines that such restatement may be a possibility, then in each such case, the Marketing Period shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended and updated, (B) the Company’s independent accountants have withdrawn any audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the Company’s independent accountants or (C) the Company has failed to file any periodic or current report required to be filed with the SEC by the date required under the Exchange Act (to the extent the failure to timely file such report materially and adversely impacts the marketing efforts relating to the Debt Financing), in which case the Marketing Period will not be deemed to commence unless and until all such reports have been filed. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced prior to the commencement of the Offer.
“Material Adverse Effect” means any event, occurrence, condition, circumstance, development, state of facts, change, effect (each an “Effect”), individually or when taken together with all other Effects, that is materially adverse to, or has had a material adverse effect on (a) the business, financial condition, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Transactions; provided, that, for purposes of clause (a) above, none of the following Effects shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (i)  changes in the industry in which the Company operates; (ii) changes in the general economic or general business conditions within the U.S.; (iii) general changes in the economy or securities, credit, financial or other capital markets of the U.S. (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes); (iv) earthquakes, fires, floods, hurricanes, tornadoes or similar catastrophes, or acts of terrorism, war, sabotage, national or international calamity, military action or any other similar event or any change, escalation or worsening thereof after the date hereof; (v) any change in GAAP or any change in Laws (or interpretation or enforcement thereof) applicable to the operation of the business of the Company and the Company Subsidiaries; (vi) any Effect, including loss of customers, suppliers, vendors, venue partners, business partners or employees of the Company and the Company Subsidiaries, as a result of the announcement or pendency of the Transactions (provided, that no effect shall be given to this clause (vi) for purposes of any representation or warranty which expressly addresses the effect of the execution of the Agreement or the other agreements contemplated hereby or the consummation of the Transactions); (vii) any decline in the market price, or change in trading volume, of the capital stock of Company or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided, that the underlying causes of such decline, change or failure, may be considered in determining whether there was a Material Adverse Effect); (viii) any actions taken, or failure to take any action, in each case, to which Parent or Purchaser has expressly approved, consented or requested in writing or that is expressly required or prohibited by this Agreement; or (ix) any stockholder class action litigation, derivative or similar litigation arising out of or in connection with or relating to this Agreement and the transactions contemplated hereby, including allegations of a breach of fiduciary duty or misrepresentation in public disclosure of any demand, action, claim or proceding for appraisal of any Company Shares pursuant to the DGCL in connection with this Agreement and the transactions contemplated hereby; provided, that an Effect described in any of clauses (i)-(iii) and (v) may be taken into account to the extent the Company and the Company Subsidiaries are disproportionately affected thereby relative to other peers of the Company and the Company Subsidiaries in the same industries in which the Company and the Company Subsidiaries operate.
“Open Source” means Software that (A) contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as “free software” or “open source software” (e.g., Linux), or pursuant to “open source,” “copyleft” or similar licensing and distribution models, or (B) is generally available in source code form and that is distributed under a license which, by its terms; (i) does not prohibit licensees of such Software from licensing or otherwise distributing such Software in source code form; (ii) does not prohibit licensees of such Software from making modifications thereof; and (iii) does not require a royalty or other payment for the licensing or other distribution, or the modification, of such Software (other than a reasonable charge to compensate the provider for the cost of providing a copy thereof).
“Owned Company Intellectual Property” means any and all Intellectual Property that are owned by (solely or jointly) the Company or any Company Subsidiary (or that Company or any Company Subsidiary claims or purports to own), including all Registered Company Intellectual Property.
“Patents” means any and all U.S. and foreign: (i) patents; (ii) pending patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, and all patents granted thereon; (iii) patents-of-addition, reissues, reexaminations, confirmations, re-registrations, invalidations, and extensions or restorations by existing or future extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof; and (iv) foreign counterparts of any of the foregoing.
“Permitted Liens” means (i) Liens for Taxes that are not due and payable or that are being contested in good faith by appropriate proceedings and, in each case, for which an adequate reserve has been made in accordance with GAAP; (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts which are not due and payable; (iii) any obligations in respect of letters of credit and performance and construction bonds, in each case, issued in the ordinary course of business; (iv) zoning, building and other similar codes and regulations regulating the use or occupancy of the Company Leased

Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Company Leased Real Property which are not violated by the current use or occupancy of such Company Leased Real Property or the operation of the Company’s business thereon; (v) Liens (other than with respect to Intellectual Property and other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, conditions and other similar matters that, in each case, do not or would not materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted; and (vi) non-exclusive licenses of Intellectual Property (other than with respect to source code) granted by or to the Company or any Company Subsidiary in the ordinary course of business that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted.
“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association, enterprise, society, estate, firm, joint venture, organization, entity or Governmental Authority, in each case, including their respective successors, assigns, estates or heirs, as applicable.
“Registered Company Intellectual Property” means all Patents, registered Trademarks, applications to register Trademarks, registered Copyrights, applications to register Copyrights, and Domain Names included in the Owned Company Intellectual Property that are currently registered, recorded, or filed by, for, or in the name of the Company or any Company Subsidiary.
“Required Information” means (A) all pertinent and customary financial and other information regarding the Company and the Company Subsidiaries necessary to syndicate and consummate the Debt Financing, including (i) audited consolidated balance sheets and related statements of operations and cash flows of the Company and its consolidated Subsidiaries for the three most recently completed fiscal years ended at least 90 days prior to the Merger Closing Date, and (ii) unaudited consolidated balance sheets at the end of, and related statements of operations and cash flows of the Company and its consolidated Subsidiaries for, each fiscal quarter (but excluding the fourth quarter of any fiscal year) subsequent to the last fiscal year for which financial statements were prepared pursuant to the preceding clause (i) and ended at least 45 days before the Merger Closing Date together with the consolidated balance sheet and related statements of operations and cash flows of the Company and its consolidated Subsidiaries for the corresponding portion of the previous fiscal year, in each case, prepared in accordance with GAAP and (B) customary authorization and representation letters to the extent contemplated by the Debt Commitment Letter.
“Representative” means the directors, officers, employees, agents (including financial and legal advisors) and other advisors and representatives of a person.
“SEC” means the Securities and Exchange Commission, or any successor thereto.
“Software” means all computer programs and other software, including all applications, middleware, software development kits, libraries, tools, interfaces, firmware, compiled or interpreted programmable logic, objects, bytecode, machine code, and software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof, and including Databases, and documentation related to the foregoing.
“subsidiary” or “subsidiaries” means, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.
“Systems” shall mean the Software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, peripherals and computer systems, including any outsourced systems and processes, and other similar or related items of automated, computerized or software systems, that are owned, used or relied on by the Company or any Company Subsidiary, including the Company Products.
“Tax” or “Taxes” means (i) all U.S. federal, state, local, non-U.S. and other net income, gross income, gross receipts, value-added, sales, use, ad valorem, customs duties, capital stock, environmental (including taxes under Section 59A of the Code), transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, registration, severance, stamp, occupation, premium, real property, personal property, windfall profits, customs, duties, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges in the nature of a tax, together with any interest, any penalties or additions to tax with respect thereto, whether disputed or not, including any fees or penalties imposed on a person in respect of any information Tax Return made to a Governmental Authority of competent jurisdiction, and (ii) any item described in clause (i) payable by reason of contract, assumption, transferee or successor liability, operation of Law, Treasury Regulations Section 1.1502-6 (or any predecessor or successor thereof or any analogous provision under applicable Law) or otherwise.
“Tax Returns” means all returns and reports, elections, declarations, disclosures, schedules, estimates and information returns, including any amendment thereof and schedule or attachment thereto, supplied or required to be supplied to a Governmental Authority of competent jurisdiction (or any agent thereof) relating to Taxes.
“Third Party” means any person other than the Parent and its subsidiaries (including Purchaser) and the respective Representatives of Parent and its subsidiaries.
“U.S.” means United States of America.

“Warrants” means, collectively, the warrants issued pursuant to (a) Warrant to Purchase Common Stock of the Company, issued to Silicon Valley Bank (“SVB”) on June 12, 2014, (b) Warrant to Purchase Common Stock of the Company, issued to SVB on February 12, 2015, (c) Warrant to Purchase Common Stock of the Company, issued to Westriver Mezzanine Loans, LLC on June 12, 2014 and (d) Warrant to Purchase Common Stock of the Company, issued to Westriver Mezzanine Loans, LLC on February 12, 2015.
The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2010 Plan	Article 1
2015 Plan	Article 1
Acceptance Date	2.1(g)
Acceptance Time	2.1(g)
Acquisition Agreement	7.2(b)(i)
Additional Offer Period	2.1(d)
Agreement	Preamble
Antitrust Division	7.9(a)
Audited Company Financial Statements	4.7(b)
Blue Sky Laws	4.5(b)
Book-Entry Shares	3.9(b)
CBA	4.11(a)(ii)
Certificate of Merger	3.2
Certificates	3.9(b)
Change in Recommendation	7.2(b)(i)
Code	3.10
Company	Preamble
Company Affiliate Transaction	4.25
Company Arrangements	4.10(h)
Company Balance Sheet	4.7(c)
Company Benefit Plans	4.10(a)
Company Board	Recitals
Company Board Recommendation	4.4(b)
Company Common Stock	Recitals
Company Compensation Committee	4.10(h)
Company Financial Advisor	4.19
Company Financial Reports	4.7(b)
Company Intellectual Property Agreements	4.14(k)(iv)
Company Leased Real Property	4.13(c)
Company Material Contracts	4.17(a)
Company Preferred Stock	4.3(a)
Company Products	4.14(o)
Company Related Parties	9.3(e)

Defined Term	Location of Definition
Company Required Approvals	4.5(b)
Company Securities	4.3(c)
Company Shares	Recitals
Company Subsidiary	4.1(b)
Confidentiality Agreement	7.1(b)
Contaminants	4.14(o)
Continuation Period	7.3(b)
Covered Securityholders	4.10(h)
Databases	Article 1
D&O Insurance	7.4(b)
Debt Commitment Letter	5.4(a)
Debt Fee Letter	5.4(b)
Debt Financing	5.4(a)
Debt Financing Agreements	7.15(b)
Delaware Courts	10.7(b)
DGCL	Recitals
Disclosure Schedule	Article 4
Dissenting Company Shares	3.8(a)
Domain Names	Article 1
EEOC	4.11(b)
Effect	Article 1
Effective Time	3.2
Employee IP Agreement	4.14(f)
Enforcement Costs	9.3(g)
ERISA	4.10(a)
ESPP	Article 1
Exchange Fund	3.9(a)
Expiration Date	2.1(c)
Expiration Time	2.1(c)
Foreign Company Benefit Plan	4.10(i)
FTC	7.9(a)
GAAP	4.7(b)
Government Official	4.21
Governmental Contracting Parties	7.1(a)
HSR Act	4.5(b)
Indemnification Agreements	7.4(a)
Law	4.5(a)
Measurement Date	4.3(b)
Merger	Recitals
Merger Closing	3.2
Merger Closing Date	3.2

Defined Term	Location of Definition
Merger Consideration	3.6(a)
New Commitment Letter	7.15(d)
Purchaser	Preamble
Minimum Condition	2.1(b)
Multiemployer Plan	4.10(b)
Multiple Employer Plan	4.10(b)
Offer	Recitals
Offer Documents	2.1(h)
Offer to Purchase	2.1(h)
Order	8.1(a)
Outside Date	9.1(b)(i)
Parent	Preamble
Parent Plans	7.3(d)
Parent Related Parties	9.3(e)
Paying Agent	3.9(a)
Per Share Amount	Recitals
Permits	4.6
Required Amount	5.4(d)
Schedule 14D-9	2.2(b)
Schedule TO	2.1(h)
SEC Reports	4.7(a)
Securities Act	4.7(a)
Significant Customer	4.27(a)
Significant Supplier	4.27(b)
SOX	4.7(a)
Superior Proposal	7.2(a)(iii)
Surviving Corporation	3.1
Tender Offer Conditions	2.1(b)
Trade Secrets	Article 1
Trade Controls	4.24
Trademarks	Article 1
Transaction Document	4.4(a)
Transactions	4.4(b)
US Benefit Plans	4.10(a)
WARN Act	4.11(b)
Works of Authorship	Article 1

2.    The Offer.

2.1    The Offer.
(a)    Provided, that this Agreement shall not have terminated in accordance with its terms and subject to there being no order, decree, judgment, injunction or ruling of a Governmental Authority of competent jurisdiction enjoining, restraining or otherwise prohibiting the commencement of the Offer and no Law having been enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, the Company or any subsidiary or affiliate thereof having such effect, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer no later than ten (10) business days, after the date of this Agreement. Following such launch, each of Parent and Purchaser shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof.
(b)    The obligation of Purchaser to accept for payment, purchase and pay for any Company Shares validly tendered pursuant to the Offer (and not validly withdrawn) shall be subject to the satisfaction or waiver pursuant to the terms hereof of (x) the condition (the “Minimum Condition”) that at least that number of Company Shares validly tendered and not withdrawn and received by the depositary of the Offer prior to the Expiration Time of the Offer (other than Company Shares tendered by guaranteed delivery that have not yet been “received,” within the meaning of Section 251(h) of the DGCL, by the depositary of the Offer), when added to any Company Shares already owned by Parent or any of its controlled subsidiaries, if any, equal a majority of the outstanding Company Shares as of the Expiration Time; and (y) the other conditions set forth in Annex A hereto (the conditions described in clauses (x) and (y) are collectively referred to as the “Tender Offer Conditions”). Purchaser expressly reserves the right (but shall not be obligated) at any time or from time to time, in its sole discretion, to amend or waive any such condition (other than the Minimum Condition which may not be amended or waived), to increase the Per Share Amount payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, that without the prior written consent of the Company no change may be made that (i) decreases the Per Share Amount (except as provided in Section 2.1(i)), (ii) changes the form of consideration payable in the Offer, (iii) imposes conditions to the Offer in addition to the Tender Offer Conditions, (iv) decreases the number of Company Shares sought to be purchased in the Offer, (v) extends the Offer other than in a manner pursuant to and in accordance with the terms of Section 2.1(d), or (vi) modifies or amends any condition to the Offer in any manner that broadens such conditions, makes such conditions more onerous or is adverse to the holders of Company Shares.
(c)    Subject to the terms and conditions thereof, the Offer shall remain open until one minute after 11:59 p.m., New York City time (the “Expiration Time”), at the end of the twentieth (20th) business day beginning with (and including) the date that the Offer is commenced (determined in accordance with Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) (the “Expiration Date”), unless the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, the provisions of Section 2.1(d) or as required by applicable Laws or the interpretations of the SEC (in which event the term “Expiration Time” shall mean the latest time, and the term “Expiration Date” shall mean the latest date, as the Offer, as so extended, may expire).

(d)    Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, unless this Agreement shall have been terminated in accordance with Section 9.1, (i) Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Stock Market that is applicable to the Offer; (ii) if, at the initial Expiration Time or any subsequent time as of which the Offer is scheduled to expire, any Tender Offer Condition is not satisfied and has not been waived, then Purchaser shall extend (and re-extend) the Offer and its expiration date beyond the initial Expiration Date or such subsequent date for successive extension periods of up to ten (10) business days each; and (iii) Purchaser may, upon written notice to the Company, extend the Offer for one or more periods of not more than ten (10) business days each if, at any then scheduled Expiration Date, (x) the Marketing Period has not expired or (y) the full amount of proceeds of the Debt Financing have not been, or would not be, received by Parent or Purchaser as of such Expiration Date (each such extension period, an “Additional Offer Period”); provided, however, that notwithstanding the foregoing clauses (i), (ii) and (iii) of this Section 2.1(d), (A) if, at the initial Expiration Time or the end of any Additional Offer Period, all of the Tender Offer Conditions, except for the Minimum Condition, are satisfied or have been waived, Purchaser shall only be required to extend the Offer and its expiration date beyond the initial Expiration Date or such subsequent date upon the request of the Company for one or more additional periods of ten (10) business days each, not to exceed an aggregate of thirty (30) business days, to permit the Minimum Condition to be satisfied, (B) in no event shall Purchaser extend the Offer beyond the Outside Date and (C) Purchaser shall not extend the Offer pursuant to clause (iii)(x) of this Section 2.1(d) for more than one (1) business day after the date of expiration of the Marketing Period; provided further, that this Section 2.1(d) shall not be deemed to impair, limit or otherwise restrict in any manner the right of Parent to terminate this Agreement pursuant to Section 9.1.
(e)    Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 9.1. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser shall not (and Parent shall cause Purchaser not to) commence any “subsequent offering period” after the Acceptance Date if the Merger can be effected pursuant to Section 251(h) of the DGCL.
(f)    In the event that this Agreement is terminated pursuant to Section 9.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within one (1) business day of such termination), irrevocably and unconditionally terminate the Offer.
(g)    The Per Share Amount shall, subject to applicable withholding of taxes, be net to the applicable seller in cash without interest, upon the terms and subject to the conditions of the Offer. Subject to the terms and conditions of this Agreement, Purchaser or Parent on Purchaser’s behalf shall accept for payment no later than one (1) business day following the expiration of the Offer (the time of the acceptance for payment, the “Acceptance Time”, and the date of the acceptance for payment, the “Acceptance Date”) and pay for all Company Shares validly tendered and not withdrawn promptly (and in no event later than three (3) business days) following the expiration of the Offer; provided, however, that without the prior written consent of the Company, Purchaser shall not accept for payment or pay for any Company Shares if, as a result, Purchaser would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. If payment of the Per Share Amount is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing Company Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other similar taxes required by reason of the payment of the Per Share Amount to a person other than the registered holder of the certificate surrendered, or shall have established to the satisfaction of Purchaser that such taxes either have been paid or are not applicable.
(h)    As promptly as reasonably practicable on the date of commencement of the Offer, Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer. The Schedule TO shall contain or shall incorporate by reference an offer to purchase (the “Offer to Purchase”) and form of the related letter of transmittal and any other ancillary documents pursuant to which the Offer will be made (the Schedule TO, the Offer to Purchase and such other documents, together with all exhibits, supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). Purchaser shall use its reasonable best efforts to cause the Offer Documents to be disseminated to holders of Company Shares in all material respects to the extent required by applicable federal securities laws. Parent and Purchaser shall use their respective reasonable best efforts to cause the Offer Documents to comply in all material respects with the applicable requirements of federal securities laws. Parent, Purchaser and the Company agree to correct promptly any information provided by any of them for use in the Offer Documents that shall have become false or misleading in any material respect, and Parent and Purchaser further agree to use reasonable best efforts to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Company Shares, in each case in all material respects as required by applicable federal securities laws. The Company shall promptly furnish to Purchaser or Parent all information concerning the Company that is required or reasonably requested by Purchaser or Parent in connection with their obligations relating to the Offer Documents or any action contemplated by this Section 2.1(h). Parent and Purchaser shall give the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO before it is filed with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by Company and its counsel. In addition, Parent and Purchaser agree to (i) provide the Company and its counsel in writing with any written comments Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, (ii) use reasonable best efforts to provide a reasonably detailed description of any oral comments Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments, and (iii) unless there has been a Change in Recommendation, provide the Company and its counsel reasonable opportunity to review and comment on any written or oral response to such comments or any proposed amendment to the Offer Documents prior to the filing thereof with the SEC.
(i)    If, between the date of this Agreement and the Acceptance Date, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, then the Per Share Amount applicable to such Company Share shall be adjusted to the extent appropriate to give the holders of Company Shares the same economic effect as contemplated by this Agreement; provided that nothing in this Section 2.1(i) shall be construed to permit the Company to take any action with respect to the Company Shares that is prohibited by this Agreement.
2.2    Company Action.
(a)    The Company hereby consents to and approves the Offer pursuant to the terms of this Agreement. The Company hereby further consents to the inclusion in the Offer Documents of the Company Board Recommendation. The Company shall not withdraw or modify such recommendation in any manner adverse to Purchaser or Parent except as provided in Section 7.2(b).
(b)    Promptly following the filing of the Schedule TO by Purchaser, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing the recommendation of the Company Board described in Section 4.4(b) (unless there has been a Change in Recommendation as permitted by and in accordance with Section 7.2(b)). The Company shall cause the Schedule 14D-9 to be filed with the SEC on the same day as the Schedule TO shall be filed with the SEC. The Company shall promptly mail the Schedule 14D-9 to the holders of Company Shares together with the Offer Documents and shall use its reasonable best efforts to cause the Offer Documents to be disseminated in all material respects as required by applicable federal securities laws. The Company shall use its reasonable best efforts to cause the Schedule 14D-9 to comply in all material respects with the applicable requirements of federal securities laws. The Company, Parent and Purchaser agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 that shall have become false or misleading in any material respect, and the Company further agrees to use its reasonable best efforts to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Company Shares, in each case in all material respects as required by applicable U.S. federal securities laws. Parent or Purchaser shall promptly furnish to the Company all information concerning Parent and Purchaser that is required or reasonably requested by the Company in connection with its obligations relating to the Schedule 14D-9. The Company shall give Parent, Purchaser and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC. In addition, the Company agrees to (i) provide Parent, Purchaser and their counsel in writing with any written comments the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, (ii) use reasonable best efforts to provide Parent, Purchaser and their counsel a reasonably detailed description of any oral comments the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments, and (iii) unless there has been a Change in Recommendation, provide Parent, Purchaser and their counsel reasonable opportunity to review and comment on any written or oral response to such comments or any proposed amendment to the Schedule 14D-9 prior to the filing thereof with the SEC.

(c)    In connection with the Offer, the Company shall promptly furnish or cause to be furnished (including by instructing its transfer agent to promptly furnish) to Purchaser such information as Purchaser may reasonably request in order to disseminate or otherwise communicate the Offer to the record and beneficial holders of Company Shares, including mailing labels containing the names and addresses of all record holders of Company Shares and with security position listings of Company Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and non-objecting beneficial owners of Company Shares. The Company shall use its reasonable best efforts to promptly furnish or cause to be furnished to Purchaser such additional information, including updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in disseminating the Offer Documents to holders of Company Shares as Parent or Purchaser may reasonably request. Subject to the requirements of Law, including applicable stock exchange rules, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Purchaser shall hold in confidence the information contained in such labels, listings and files and shall use such information only in connection with the Transactions. If the Offer is terminated or if this Agreement shall be terminated, Purchaser and Parent will promptly deliver to the Company, or destroy, and cause their Representatives to deliver to the Company, or destroy, all copies, summaries and extracts of such information then in their possession or control in accordance with the Confidentiality Agreement.
3.    The Merger.
3.1    The Merger. Upon the terms and subject to the conditions set forth in Article 8, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Acceptance Time without a vote on the adoption of this Agreement by the Company’s stockholders.
3.2    Effective Time; Closing. Upon the terms and conditions set forth herein, the closing of the Merger (the “Merger Closing”) will take place (a) at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, at 1200 Seaport Blvd., Redwood City, California, as soon as practicable following the Acceptance Date or (b) at such other time, date or place is agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date.” Subject to the terms and conditions set forth herein, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and, simultaneously with the Merger Closing, shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware (the date and time of such filing, or such later time as shall be agreed by Parent and the Company and specified in such filing, being the “Effective Time”).

3.3    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
3.4    Certificate of Incorporation; Bylaws.
(a)    At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated to conform to the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended as provided by law and such certificate of incorporation; provided, that such certificate of incorporation shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in Section 7.4 hereof.
(b)    Unless otherwise determined by Parent prior to the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated at the Effective Time to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter amended as provided by Law, the Certificate of Incorporation of the Surviving Corporation and such bylaws.
3.5    Directors and Officers. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and, except as determined by Parent or Purchaser prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.
3.6    Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:
(a)    Each Company Share issued and outstanding immediately prior to the Effective Time (other than any Company Shares to be canceled pursuant to Section 3.6(b) and any Dissenting Company Shares) shall be canceled and shall be converted automatically into the right to receive an amount in cash, without interest, equal to the Per Share Amount (the “Merger Consideration”) payable to the holder of such Company Share, upon surrender, in the manner provided in Section 3.9. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be adjusted to the extent appropriate to give the holders of Company Shares the same economic effect as contemplated by this Agreement (taking into account any prior adjustments pursuant to Section 2.1(i)) for all purposes of this Article 3; provided that nothing in this Section 3.6(a) shall be construed to permit the Company to take any action with respect to the Company Shares that is prohibited by this Agreement.
(b)    Each Company Share held in the treasury of the Company and each Company Share owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made and no consideration of any kind shall be delivered with respect thereto.
(c)    Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.
3.7    Company Stock Awards; ESPP.
(a)    Effective immediately prior to the Effective Time, vesting acceleration will apply to the following Company Stock Awards:  (1) each unvested Company Stock Option and Company RSU outstanding as of immediately prior to the Effective Time that would have vested on or prior to December 31, 2017 in the ordinary course, pursuant to its terms in effect as of the date hereof, will, as of the Effective Time vest in full; and (2) each Company Stock Award held by an employee who is not a Continuing Employee and who qualifies for vesting acceleration under the Company Change in Control Policy will accelerate pursuant to the terms of the Company Change in Control Policy (in each case as of no later than as of immediately prior to the Effective Time).
(b)    By virtue of the Merger and without any action on the part of Parent, Purchaser, or the holders of Company Stock Options: (1) each outstanding Company Stock Option (or any portion thereof), that is vested and outstanding as of immediately prior to the Effective Time (after giving effect to any applicable accelerated vesting of Company Stock Options pursuant to Section 3.7(a) above) shall be cancelled at the Effective Time and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time but no later than the second payroll date after the Effective Time, an amount in cash determined by multiplying (x) the excess, if any, of the Per Share Amount over the applicable exercise price of such option by (y) the number of Company Shares subject to such vested Company Stock Option, less all applicable deductions and withholdings required by law to be withheld in respect of such payment; provided, however, that if the per share exercise price of any such vested Company Stock Option is equal to or greater than the Per Share Amount, such Company Stock Option shall be cancelled and terminated as of the Effective Time without any cash payment being made in respect thereof; and (2) each outstanding Company Stock Option (or any portion thereof), that is unvested and outstanding as of immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time without any cash payment being made in respect thereof. Payments of the Merger Consideration for vested Company Stock Options to employees and former employees of the Company shall be remitted through the payroll system of the Company or Parent (at Parent’s election). Payments of the Merger Consideration for Company Stock Options to non-employees shall be remitted through the Company’s or Parent’s accounts payable or (with the consent of the Paying Agent) through the Paying Agent.
(c)    By virtue of the Merger and without any action on the part of the Parent, Purchaser, or the holders of Company RSUs, (1) each Company RSU (or any portion thereof) that is vested and outstanding immediately prior to the Effective Time (after giving effect to any applicable accelerated vesting of Company RSUs pursuant to Section 3.7(a) above) shall be cancelled at the Effective Time and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time but no later than the second payroll date after the Effective Time, (or, to the extent required in order to avoid the holder becoming subject to any tax, penalty or interest under Section 409A of the Code, the earliest payment date provided for in the terms and conditions of the Company RSU) an amount in cash (without interest) equal to (A) the Per Share Amount multiplied by (B) the number of shares of Company Common Stock subject to each such vested Company RSU, less all applicable deductions and withholdings required by Law to be withheld in respect of such payment, and (2) each outstanding Company RSU (or any portion thereof), that is unvested and outstanding as of immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time without any cash payment being made in respect thereof. If the payment for any vested Company RSU cannot be made as soon as practicable after the Effective Time without triggering any tax, penalty or interest under Section 409A of the Code, the Company shall provide prior to the Effective Time the Parent with a written schedule specifically identifying the applicable payment date for each such vested Company RSU that complies with the payment rules under Section 409A of the Code. Payments of the Merger Consideration for vested Company RSUs to employees and former employees of the Company shall be remitted through the payroll system of the Company or Parent (at Parent’s election). Payments of the Merger Consideration for vested Company RSUs to non-employees shall be remitted through the Company’s or Parent’s accounts payable or (with the consent of the Paying Agent) through the Paying Agent.
(d)    ESPP. Promptly following the date of this Agreement, the Company Board (or if applicable, any committee thereof administering the ESPP) shall adopt such resolutions or take such other necessary actions to provide that, (i) with respect to any outstanding “Offering Period” (as defined in Section 15(l) of the ESPP) under the ESPP as of the date of this Agreement (A) no participant in the ESPP may increase the amount of his or her payroll deduction election from that in effect on the date of this Agreement; (B) no new participants may participate in the ESPP from those currently participating on the date of this Agreement; (ii) no new Offering Period shall be commenced under the ESPP prior to the Effective Time; (iii) immediately prior to the Effective Time, any Offering Periods under the ESPP that do not end prior to the Effective Time shall terminate, and, a new Purchase Date (as defined in Section 15(q) of the ESPP) for each such Offering Period will be set immediately prior to the Effective Time; and (iv) immediately prior to, and subject to the occurrence of the Effective Time, the ESPP shall terminate.
(e)    Prior to the Effective Time, the Company shall to the extent and in the manner required by the applicable Company Stock Plan provide notice (in a form reasonably satisfactory to Parent) to each holder of an outstanding Company Stock Award granted pursuant to any Company Stock Plan describing the treatment of such award in accordance with this Section 3.7. Prior to the Effective Time, the Company shall take (or cause there to be taken, as the case may

be) such actions, shall obtain such consents, adopt (or cause there to be adopted) any amendments of any Company Stock Plan and any awards thereunder, in each case as may be necessary to effect the transactions contemplated by this Section 3.7.
3.8    Dissenting Shares.
(a)    Notwithstanding anything to the contrary set forth in this Agreement, all Company Shares that are issued and outstanding immediately prior to the Effective Time and held by the stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly perfected their statutory rights of appraisal in respect of such Company Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration and shall instead only be entitled to such rights as are granted to a holder of Dissenting Company Shares by the DGCL. All Dissenting Company Shares held by the stockholders of the Company who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Company Shares in the manner provided in Section 3.9.
(b)    The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company in respect of Dissenting Company Shares and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law in respect of Dissenting Company Shares. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares.
3.9    Surrender of Company Shares; Stock Transfer Books.
(a)    Prior to the Effective Time, Parent shall enter into an agreement with such person as may be designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), which shall provide for the payment by the Paying Agent of the amounts payable under Section 3.6(a) in accordance with the terms of this Section 3.9. Promptly after the Effective Time, Parent or Purchaser shall deposit, or cause to be deposited, with the Paying Agent the aggregate amount payable pursuant to Section 3.6(a) (the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall, pending its disbursement to holders of shares of Company Common Stock, be invested by the Paying Agent as directed by Parent. No investment of the Exchange Fund shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Article 3, and to the extent that there are net losses with respect to any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the applicable holders of Company Common Stock immediately prior to the Effective Time in the amount of such net losses, which additional funds shall be deemed to be part of the Exchange Fund. No investment of the Exchange Fund shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent will be payable to Parent. The Surviving Corporation shall bear and pay all charges and expenses, including those of the Paying Agent, incurred in connection with the payment of funds to holders of Company Shares.
(b)    Promptly after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of certificates representing shares of Company Common Stock (the “Certificates”) and to each holder of record of book-entry shares representing shares of Company Common Stock (the “Book-Entry Shares”), in each case whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.6(a), (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for use in surrendering the Certificates or Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto. Upon surrender to the Paying Agent of a Certificate for cancellation, together with a duly completed and validly executed letter of transmittal or receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares, the holder of such Certificate or Book-Entry Shares shall receive in exchange therefor the amount of cash which the shares of Company Common Stock theretofore represented by such Certificate or book-entry entitle such holder to receive pursuant to the provisions of this Article 3 and the Certificate or Book-Entry Shares so surrendered shall forthwith be canceled. Until so surrendered or transferred, as the case may be, each such Certificate or Book-Entry Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration. No interest shall be paid or shall accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article 3. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate or Book-Entry Shares so surrendered are registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Shares shall be properly transferred and the person requesting such issuance shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Certificate or Book-Entry Shares or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.
(c)    The Merger Consideration paid upon the surrender for exchange of Certificates and Book-Entry Shares in accordance with the terms of this Article 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates or book entries, and, after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article 3, except as otherwise provided by applicable law.

(d)    Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book-Entry Shares for six (6) months after the Effective Time shall be delivered to Parent or one of its affiliates, upon demand, and any holders of Certificates or Book-Entry Shares who have not theretofore complied with this Article 3 shall thereafter look only to the Surviving Corporation and Parent (subject to abandoned property, escheat or similar laws, and solely as general creditors thereof) for payment of their claim for Merger Consideration, without any interest thereon.
(e)    Notwithstanding anything to the contrary, none of Parent, Purchaser, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Book-Entry Share shall not have been surrendered prior to the earlier of (i) two years after the Effective Time and (ii) immediately prior to the date on which the Merger Consideration payable with respect to the shares of Company Common Stock represented by such Certificate or book entry pursuant to this Article 3 would otherwise escheat to or become the property of any Governmental Authority, then any such Merger Consideration shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.
(f)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Paying Agent may direct (consistent with its historical practices) as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall, subject to such person’s compliance with the exchange procedures set forth in Section 3.9(b) (other than the surrender of a Certificate), issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable with respect to the shares of Company Common Stock represented by such Certificate in accordance with this Article 3.
3.10    Withholding Rights. Each of Purchaser, Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to Article 2 or 3 of, or any other payments made in connection with this Agreement to any holder of Company Shares, Company Stock Options and Company RSUs or any other recipient pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder (the “Treasury Regulations”), or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted and withheld, and timely paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to person in respect of which such deduction and withholding was made.
3.11    Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (ii) otherwise carry out the provisions of this Agreement, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.
4.    Representations and Warranties of the Company.
Except as disclosed in the disclosure schedule of even date herewith delivered by the Company to Parent and Purchaser prior to the execution and delivery of this Agreement and referring by section or sub-section number to the representations and warranties in this Agreement (the “Disclosure Schedule”), (provided that an item disclosed in any Section shall be deemed to have been disclosed for each other Section of this Agreement to the extent the relevance of such disclosure to such other section of this Agreement is reasonably apparent from the text of such disclosure) and except as disclosed in the SEC Reports filed by the Company with, or furnished by the Company to, the SEC and publicly available at least one (1) business day prior to the date of this Agreement (but excluding any risk factor disclosure under the heading “Risk Factors,” any disclosure of risks included or referenced in any “forward-looking statements” disclaimer or any other statements about risks or uncertainties that are similarly predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Purchaser as follows:
4.1    Organization and Qualification; Company Subsidiaries.
(a)    The Company is a corporation duly organized and validly existing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except where such failure, individually or in the aggregate, has not had, and would not be reasonably expected to have, a Material Adverse Effect. The Company is duly qualified and/or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except where the failure to be so duly qualified, licensed or in good standing, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect.
(b)    Section 4.1(b) of the Disclosure Schedule contains a complete and accurate list as of the date of this Agreement of the name and jurisdiction of organization of each subsidiary of the Company (each a “Company Subsidiary”). Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization, has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted and is duly qualified and/or licensed as a foreign corporation to do business in each jurisdiction where the character of the properties and assets owned, leased or operated by it or the nature of its business as it is now being conducted makes such qualification and/or licensing necessary, except where the failure to be so duly qualified, licensed or in good standing, individually or in the aggregate, has not had, and would not be reasonably expected to have, a Material Adverse Effect. There are no agreements requiring the Company or any Company Subsidiary to make contributions to the capital of, or lend or advance funds to, any Company Subsidiary.
(c)    Except as set forth on Section 4.1(a) of the Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.
4.2    Certificate of Incorporation and Bylaws. The Company has heretofore made available to Purchaser a complete and correct copy of the Certificate of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such Certificate of Incorporation, Bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Certificate of Incorporation, Bylaws or equivalent organizational documents, each as amended to date of such entity.
4.3    Capitalization.
(a)    The authorized capital stock of the Company consists of 510,000,000 Company Shares, par value of one thousandth of one-half of one cent ($0.00005) each and 10,000,000 shares of preferred stock, par value of one thousandth of one-half of one cent ($0.00005) each (“Company Preferred Stock”).
(b)    As of the close of business on August 24, 2017 (the “Measurement Date”),
(i)    6,765,859 Company Shares were issued and outstanding;
(ii)    no Company Shares were held in the treasury of the Company;
(iii)    100,089 Company Shares were reserved for future issuance under the ESPP;
(iv)    no Company Shares were held by any Company Subsidiary;
(v)    939,098 Company Shares were subject to outstanding Company Stock Options, of which Company Stock Options to purchase 622,134 shares of Company Common Stock were vested;
(vi)    300,486 Company RSUs were outstanding;
(vii)    50,000 Warrants were outstanding;
(viii)    no shares of Company Preferred Stock were issued or outstanding; and

(ix)    all outstanding Company Shares are duly authorized, validly issued, fully paid and non-assessable and are issued free of any preemptive rights created by the Certificate of Incorporation or Bylaws or any Contract to which the Company is a party or is otherwise bound.
(c)    Except as set forth in Section 4.3(b) above and except for changes since the Measurement Date resulting from the exercise of Company Stock Options or vesting or settlement of Company RSUs outstanding on such date and disclosed in Section 4.3(b), as of the date of this Agreement there are no outstanding (i) securities, options, equity or equity-based compensation, warrants, calls, or other rights or derivatives, Contracts, agreements, arrangements, commitments or undertakings of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary, (ii) other obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company, (iii) shares of capital stock of or other voting securities or ownership interests in the Company or any Company Subsidiary, (iv) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i) - (iv) being referred to collectively as the “Company Securities”), (v) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any Company Securities or (vi) obligations or binding commitments of any character restricting the transfer of any Company Securities to which the Company is a party or by which it is bound. The Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Company capital stock.
(d)    All Company Shares subject to issuance, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights created by the Certificate of Incorporation or Bylaws or any Contract to which the Company is a party or is otherwise bound. There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party with respect to the voting of any capital stock of, or other equity interest in, the Company or any Company Subsidiary.
(e)    As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any capital stock of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other person, other than Tax withholdings and exercise price settlements upon the exercise of Company Stock Options or vesting of Company RSUs. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of any preemptive rights created by the organizational documents of such Company Subsidiary or any Contract to which such Company Subsidiary is a party or is otherwise bound, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens (other than Permitted Liens) or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights. Since the Measurement Date, other than with respect to the Company Securities described in Section 4.3(b) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has authorized the creation or issuance of, or issued, or authorized or effected any split-up or any other recapitalization of, any of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired any Company Securities. Except for equity interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock and/or other ownership interest in any person. Each Company Stock Option, Company RSU, and any other Company Stock Award that is unvested as of immediately prior to the Effective Time may be canceled as of the Effective Time by the Company without the payment of any compensation or consideration therefor.
(f)    Section 4.3(f) of the Disclosure Schedule sets forth a listing of, as of the Measurement Date (i) all equity plans of the Company (including all Company Stock Plans) and (ii) all outstanding Company Stock Options and Company RSUs and with respect to clause  (ii), to the extent applicable, (A) the date of grant and name and country of residence of the holder thereof, (B) the exercise or conversion price relating thereto, (C) the number of Company Shares issuable thereunder, (D) the expiration date, (E) the vesting schedule, (F) the amount vested and outstanding and the amount unvested and outstanding, (G) the Company Stock Plan pursuant to which the award was made, and (H) with respect to each Company Stock Option, whether or not such Company Stock Option is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code. Each such Company Stock Option and each such Company RSU was granted in accordance with the terms of the applicable Company Stock Plan and all other applicable Law. The Company has made available to Parent or its counsel accurate and complete copies of all equity plans of the Company (including all Company Stock Plans) (and any agreements that vary from such forms).
(g)    Section 4.3(g) of the Disclosure Schedule sets forth a listing, as of the Measurement Date, of the exercise price of each Warrant, the number of Company Shares or other Company Securities that each Warrant is exercisable into and the term of each Warrant.
4.4    Authority Relative to this Agreement.
(a)    The Company has all necessary corporate power and authority to enter into and deliver this Agreement and all other certificates, agreements and documents expressly referred to herein (each a “Transaction Document”) to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party, by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of an appropriate certificate of merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) general principles of equity governing the availability of equitable remedies. For clarity, notwithstanding anything herein to the contrary, the term “Transaction Document” shall in no event include the restrictive covenant agreements in the form attached as Annex C.
(b)    The Company Board, at a meeting duly called and held on August 26, 2017, which has not been rescinded or modified, at which all of the directors of the Company were present (i) determined that this Agreement and the Transaction Documents to which it is a party and the transactions contemplated hereby and thereby, including each of the Offer and the Merger (collectively, the “Transactions”), are advisable, fair to, and in the best interests of the Company and holders of Company Shares, (ii) based on written representations and warranties made by Parent and Purchaser, determined that neither Parent nor Purchaser is an “interested stockholder” as defined in Section 203(c) of the DGCL, (iii) approved the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the Transactions (including that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL), and (iv) recommended that the holders of Company Shares accept the Offer and tender Company Shares to Purchaser pursuant to the Offer (clauses (i) to (iv), the “Company Board Recommendation”).
(c)    The Company has taken all action necessary to ensure that all payments to be made and benefits to be granted to any Company employee in connection with the Transactions pursuant to any employment, compensation, severance, retention or other employee benefit arrangements created by the Company or any Company Subsidiary as of the date of this Agreement have been approved as contemplated by Rule 14d-10 of the Exchange Act for the purpose of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such rule.
(d)    A majority of the outstanding Company Shares equals at least such percentage of the Company Shares that (absent Section 251(h) of the DGCL) would be required to adopt this Agreement under the Certificate of Incorporation and the DGCL.
4.5    No Conflict; Required Filings and Consents.
(a)    The execution and delivery of this Agreement and the Transaction Documents by the Company does not, and the consummation and performance of this Agreement and the Transaction Documents by the Company will not, (i) conflict with, violate or breach the Certificate of Incorporation or Bylaws or equivalent organizational documents of the Company or any Company Subsidiary, (ii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings listed in Section 4.5(a) of the Disclosure Schedule, conflict with or violate any U.S. or non-U.S. law, including any statute, ordinance, regulation, rule, code, executive order, injunction, judgment, rulings, writ, decree or other order of a Governmental Authority of competent jurisdiction (collectively, “Law”) applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) require a consent by any person under, contravene or conflict with or result in any violation, breach of or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or breach under, or (except with respect to Company Stock Options and Company RSUs in connection with the treatment of such awards under Section 3.7 of this Agreement) result in any right of termination, amendment, acceleration, or cancellation of, or result in the creation of a Lien on any property or asset owned by the Company or any Company Subsidiary pursuant to the terms, conditions or provisions of, or result in the loss of a material benefit under any Company Material Contract, Lease or material Permit, to which the Company or any Company Subsidiary is a party or under and by which the Company or any Company Subsidiary is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, (x) would not reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger and (y) has not had, and would not be reasonably expected to have, a Material Adverse Effect.
(b)    The execution and delivery of this Agreement and the Transaction Documents to which it is a party by the Company does not, and the performance of this Agreement and the Transaction Documents to which it is a party by the Company will not, require any consent, approval, waiting period expiration or termination, authorization or permit of, or filing with or notification to, any Governmental Authority of competent jurisdiction, except (i) for (v) the filing of the Schedule 14D-9 with the SEC, (w) applicable requirements, if any, of the Exchange Act and state securities or “blue sky” laws (“Blue Sky Laws”), (x) any required pre-merger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and similar requirements in foreign countries regarding antitrust or competition matters and any associated consents, approvals, authorizations, waiting period terminations, or permits, and (y) filing of an appropriate certificate of merger as required by the DGCL, and (z) applicable requirements of the rules of the Nasdaq Stock Market LLC (collectively, the “Company Required Approvals”) and (ii) where the failure to obtain such consents, approvals, waiting period expirations or terminations, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, (x) would not reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger and (y)  has not had, and would not be reasonably expected to have, a Material Adverse Effect.
4.6    Permits; Compliance. Each of the Company and the Company Subsidiaries has all requisite power and authority under and is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, certifications, approvals and orders of any Governmental Authority of competent jurisdiction, as required under applicable Law, including with respect to any Environmental Laws, necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (the “Permits”), except where the failure to have, or the suspension or cancellation of, any of the Permits, individually or in the aggregate, (x) would not reasonably be expected to prevent or delay beyond the Outside Date the consummation of the Offer or the Merger and (y) has not had, and would not be reasonably expected to have, a Material Adverse Effect. Since January 1, 2014, there has been no suspension or cancellation of any of the Permits and to the knowledge of the Company, there is no such suspension or cancellation threatened in writing, and there have occurred no defaults under, violations of, or events giving rise to a right of revocation, withdrawal, suspension, termination, amendment or cancellation of any such Permits (with or without notice, the lapse of time or both) and each such Permit is in full force and effect, in each case, except as, individually or in the aggregate, (x) would not reasonably be expected to prevent or delay beyond the Outside Date the consummation of the Offer or the Merger and (y)  has not had, and would not be reasonably expected to have, a Material Adverse Effect. Neither the Company nor any Company Subsidiary is, and, since January 31, 2014, neither the Company nor any Company Subsidiary has been, in conflict with, or in default, breach or violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or any Permit to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound, except for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, (x) would not reasonably be expected to prevent or delay beyond the Outside Date the consummation of the Offer or the Merger and (y) has not been, and would not be reasonably expected to be, material to the Company and Company Subsidiaries, taken as a whole. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written notice from any Governmental Authority of competent jurisdiction alleging any violation, investigation or that it is not in compliance with any Law, except where such non-compliance, individually or in the aggregate, (x) would not reasonably be expected to prevent or delay beyond the Outside Date the consummation of the Offer or the Merger and (y) has not been and is not reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole. For clarity, notwithstanding the foregoing, for all purposes of this Agreement, the Company does not make any representation or warranty (pursuant to this Section 4.6 or elsewhere in this Agreement) regarding the effect of the applicable antitrust, merger control, competition, or fair trade laws on its ability to execute, deliver, or perform its obligations under the Agreement or to consummate the transactions described in this Agreement as a result of the enactment, promulgation, application, or threatened or actual judicial or administrative investigation or litigation under, or enforcement of, any antitrust, merger control, competition, or fair trade law with respect to the consummation of the Transactions.
4.7    SEC Filings; Financial Statements; No Undisclosed Liabilities.
(a)    The Company has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and other documents required to be filed or furnished by it with the SEC since the IPO Date (such documents filed since the IPO Date, and those filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments and exhibits thereof, the “SEC Reports”). Each SEC Report (x) complied, or if filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (y) did not, at the time it was filed

(or, if amended prior to the date hereof, as of the date of such amendment), contain, or if filed after the date hereof at the time of the filing will not contain, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary has been or is required to file any form, report or other document with the SEC.
(b)    (i) Each of the audited consolidated financial statements contained in the SEC Reports (including, in each case, any related notes and schedules thereto) (collectively, the “Audited Company Financial Statements”) (A) have been, or will be, as the case may be, prepared from and in accordance with and accurately reflect the books and records of the Company and its consolidated Company Subsidiaries in all material respects, (B) complied, or will comply, as the case may be, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and published rules and regulations of the SEC with respect thereto, (C) was, or will be, as the case may be, prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (D) fairly presents, or will fairly present, as the case may be, in all material respects the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein. (ii) The unaudited financial information contained in the SEC Reports (such unaudited financial information together with the Audited Company Financial Statements, the “Company Financial Reports”) (A) has been prepared from and in accordance with and accurately reflect the books and records of the Company and its consolidated Company Subsidiaries in all material respects, (B) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as noted therein and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), and (C) fairly presents, in all material respects the consolidated financial position and results of operations of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject to normal and recurring year-end adjustments).
(c)    Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as of June 30, 2017, including the notes thereto (the “Company Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of a nature required by GAAP to be disclosed on a consolidated balance sheet of the Company, except for liabilities and obligations (x) incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, (y) that have not had , and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (z) incurred in connection with the Transactions or as required by this Agreement.
(d)    Since the IPO Date, each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and any related rules and regulations promulgated by the SEC, and the statements contained in such certifications are complete, true and correct. For purposes of this Section 4.7(d), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. The Company is in compliance in all material respects with SOX.
(e)    Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate of any of them, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Exchange Act)), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or other SEC Reports.
(f)    The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), which is sufficient in all material respects to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to, acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
(g)    The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that all information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.
(h)    The Company has made available to Parent copies of all comment letters received by the Company from the SEC since the IPO Date to the date of this Agreement, relating to the Company’s SEC Reports and all responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved issues with respect to the Company or the SEC Reports noted in comment letters or other correspondence received by the Company or its attorneys from the SEC, and there are no pending (i) formal or, to the knowledge of the Company, informal investigations of the Company or the SEC Reports by the SEC or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.
(i)    Except as set forth in Section 4.7(i) of the Disclosure Schedule, since the IPO Date, there has been no material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls. Since the IPO Date, the Company has not identified (i) to the knowledge of the Company, any material weakness or significant deficiencies in the design or operation of internal control over financial reporting which is reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the IPO Date, no current or former attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or executive officer of the Company.
4.8    Absence of Material Adverse Effect and Certain Changes or Events.
(a)    Since the date of the Company Balance Sheet to the date of this Agreement, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice in all material respects.
(b)    Since the date of the Company Balance Sheet to the date of this Agreement (i) there has not been any Effect that has had, or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) none of the Company or any of the Company Subsidiaries has taken any action that if taken between the date hereof and the Effective Time would be prohibited by Section 6.1.
4.9    Absence of Litigation; Investigations. Except as set forth in Section 4.9 of the Disclosure Schedule, there is and since January 31, 2014 has been (i) no Action pending, or to the knowledge of the Company, threatened, against the Company or any Company Subsidiary, any property or asset of the Company or any Company Subsidiary, or any of the Company’s directors, officers or employees in such capacity and (ii) no judgment of any Governmental Authority or arbitrator outstanding against the Company, any of the Company Subsidiaries or any of the Company’s directors, officers or employees in such capacity, that in each case, (A) would reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Transactions or (B) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 31, 2014 to the date of this Agreement, neither the Company nor any Company Subsidiary, nor any property or asset of the Company or any Company Subsidiary, nor any of the Company’s directors, officers or employees in such capacity has been subject to any consent decree, settlement agreement or similar written agreement between the Company and any Governmental Authority of competent jurisdiction, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority of competent jurisdiction, in each case, individually or in the aggregate, that (x) would reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or (y) has been, or would be reasonably expected to be, material to the Company and Company Subsidiaries, taken as a whole.
4.10    Employee Benefit Plans.
(a)    Section 4.10(a) of the Disclosure Schedule lists material Company Benefit Plans as of the date of this Agreement; provided, however, that for purposes of Schedule 4.10(a), the Company shall not be required to schedule any standard offer letters for employment that are terminable at will and without material cost or liability to the Company or the Company Subsidiaries with respect to employees with annual compensation of less than $300,000. “Company Benefit Plans” shall mean: (i) each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) regardless of whether such plan is subject to ERISA) and each other employee benefit plan, policy or agreement, including all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination or severance Contracts to which the Company or any ERISA Affiliate is a party, with respect to which the Company or any ERISA Affiliate has or could have any liability or obligation or that are maintained, contributed to or sponsored by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer or director of the Company or any ERISA Affiliate, (ii) each employee benefit plan for which the Company or any Company Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, and (iii) any plan in respect of which the Company or any Company Subsidiary could incur liability under Section 4212(c) of ERISA (all Company Benefit Plans, excluding Company Benefit Plans not subject to U.S. Law, the “US Benefit Plans”). The Company has made available to Purchaser a true and complete copy of each Company Benefit Plan and has made available to Purchaser a true and complete copy of each material document, if any, prepared in connection with each such Company Benefit Plan (except for individual written Company Stock Option and Company RSU agreements, in which case only forms of such agreements have been made available, unless such individual agreements materially differ from such forms), including as applicable (i) a copy of each trust or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on Internal Revenue Service (“IRS”) Form 5500 for the most recent two (2) plan years, (iv) the most recently received IRS determination, opinion, notification or advisory letter for each such Company Benefit Plan, (v) the most recently prepared actuarial report and financial statement in connection with each such Company Benefit Plan and (vi) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority, addressing any matter involving actual or potential material liability relating to a Company Benefit Plan. Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the ordinary course of business, or (iii) to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable law.

(b)    Neither the Company, any Company Subsidiary nor any ERISA Affiliate sponsors, maintains, contributes to or has any liability, including any contingent liability, with respect to, (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) (a “Multiple Employer Plan”), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or, (iv), a plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.
(c)    Except as set forth in Section 4.10(c) of the Disclosure Schedule, none of the Company Benefit Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person, (ii) obligates the Company or any Company Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of the execution and delivery of this Agreement or consummation of any Transaction (either alone or in conjunction with any other event) or (iii) obligates the Company or any Company Subsidiary to make any payment or provide any benefit in connection with a “change in ownership or effective control”, within the meaning of such term under Section 280G of the Code, or in connection with an event directly or indirectly related to such a change. None of the Company Benefit Plans provides for or promises post-employment medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable state law. There is no contract, plan or arrangement covering any current or former director, employee, or consultant of the Company that, individually or collectively, could give rise to any payment or benefit as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event). Except as provided in this Agreement or as set forth in Section 4.10(c) of the Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the Transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any person to any payment, forgiveness of indebtedness, vesting, distribution, or increase, in each case, of benefits or compensation under or with respect to any Company Benefit Plan or otherwise, (ii) trigger any acceleration (of vesting or time of payment of compensation, benefits or otherwise) under or with respect to any Company Benefit Plan or otherwise, (iii) trigger any obligation to fund any Company Benefit Plan; or (iv) limit or restrict the right of the Company or any Company Subsidiary to merge, amend or terminate any Company Benefit Plan. No current or former director, employee, or consultant of the Company is entitled to receive a gross-up payment, reimbursement or similar payment from the Company with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax), or otherwise.
(d)    Except as would not, individually or in the aggregate result in a liability material to the Company and Company Subsidiaries, taken as a whole (i) each Company Benefit Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code, (ii) no event has occurred and, to the knowledge of the Company, no condition exists, that has subjected, or would reasonably be expected to subject, the Company or any Company Subsidiary to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or any other applicable Law, either directly or by reason of the Company’s affiliation with any ERISA Affiliate,(iii) the Company and the Company Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the knowledge of the Company, there is no material default or material violation by any party to, any Company Benefit Plan, and (iv) as of the date of this Agreement, no Action is pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan (other than routine claims for benefits in the ordinary course of business).
(e)    Each U.S. Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination, opinion letter for a prototype plan, notification or advisory letter from the IRS covering all of the provisions applicable to such Company Benefit Plan for which such letters are currently available that such Company Benefit Plan is so qualified, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan, and each trust established in connection with any such Company Benefit Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a letter from the IRS that it is so exempt, has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, or may rely upon an opinion letter for a prototype plan and to the knowledge of the Company, and nothing has occurred since the date of such determination that could reasonably be expected to adversely affect the qualification of such Company Benefit Plan. No Company capital stock is used as a funding vehicle or otherwise permitted as an investment option with respect to any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code.
(f)    There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any US Benefit Plan. Neither the Company nor any ERISA Affiliate has incurred any material liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any material liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and, to the knowledge of the Company, no fact or event exists that could give rise to any such liability. As of the date of this Agreement, there are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by the IRS, the United States Department of Labor, or other Governmental Authority of competent jurisdiction with respect to any Company Benefit Plan. All contributions, premiums or payments required to be made with respect to any Company Benefit Plan have been made (or accrued if not yet due) on or before their due dates, except as would not result in material liability to the Company or the Company Subsidiaries.
(g)    Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to

Section 409A of the Code (and not exempt from Section 409A of the Code) has complied at all times with Section 409A of the Code with respect to its form and operation.
(h)    The parties acknowledge that certain payments have been made or are to be made and certain benefits have been granted or are to be granted according to employment compensation, severance and other employee benefit plans of the Company and the Company Subsidiaries or pursuant to other arrangements with the Company and the Company Subsidiaries, including the Company Benefit Plans, to holders of Company Common Stock and other securities of the Company (the “Covered Securityholders”) (with all such plans and arrangements being collectively referred to as the “Company Arrangements”). All such amounts payable under the Company Arrangements (i) have been or are being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by the Covered Securityholders (and matters incidental thereto) and (ii) were not, and are not, calculated based on the number of shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The adoption, approval, amendment or modification of each Company Arrangement has been approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d–10(d)(2) under the Exchange Act and the instructions thereto and the “safe harbor” provided pursuant to Rule 14d–10(d)(2) is otherwise applicable thereto as a result of the taking prior to the execution of this Agreement of all necessary actions by the Company Board, the Compensation Committee of the Company Board (the “Company Compensation Committee”) or its independent directors. A true and complete copy of any resolutions of any committee of the Company Board reflecting any approvals and actions referred to in the preceding sentence and taken prior to the date of this Agreement has been made available to Parent prior to the execution of this Agreement.
(i)    With respect to each Company Benefit Plan that is mandated by a government other than the United States or subject to the Laws of a jurisdiction outside of the United States (each, a “Foreign Company Benefit Plan”), the fair market value of the assets of each funded Foreign Company Benefit Plan, the liability of each insurer for any Foreign Company Benefit Plan funded through insurance or the book reserve established for any Foreign Company Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Company Benefit Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Company Benefit Plan, and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations. Each Foreign Company Benefit Plan has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws and other requirements, and if intended to be registered or to qualify for special tax treatment, satisfies all requirements for such registration or treatment.

4.11    Labor and Employment Matters.
(a)    The Company represents and warrants that:
(i)    As of the date of this Agreement, there are no material Actions pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective present or former employees or independent contractors.
(ii)    Neither the Company nor any Company Subsidiary is a party to nor bound by any collective bargaining agreement, work council agreement, work force agreement or any other labor union or labor organization Contract (each a “CBA”); none of the employees or independent contractors of the Company or any Company Subsidiary is represented by any union, works council, or any other labor organization with respect to their employment with the Company or any Company Subsidiary; and, to the knowledge of the Company, there are, and the past five (5) years have been, no activities or proceedings of any labor union to organize any present or former employees or independent contractors.
(iii)    Since the IPO Date, there have been, (A) no grievances filed pursuant to any CBA pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary (B) no unfair labor practice complaints or charges pending, or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction, and (C) no union representation questions involving any present or former employees of the Company or any Company Subsidiary.
(iv)    Except as would not, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect, all individuals who are or were performing consulting or other services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary as either “independent contractors” or “employees” as the case may be.
(v)    Except as, individually or in the aggregate, have not been, and would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole, all individuals who are or were performing services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.
(vi)    Since January 1, 2014 to the date of this Agreement, there has been, no strike, slowdown, work stoppage, lockout, labor arbitration or other material labor dispute, or, to the knowledge of the Company, threat thereof, by or with respect to any present or former employees of the Company or any Company Subsidiary or against or affecting the Company or any Company Subsidiary. No consent of any labor union is required to consummate any of the Transactions. There is no obligation to inform, consult or obtain consent in advance of or simultaneously with the Transactions of any labor union, labor organization, works council, employee representatives or other representative bodies in order to consummate the Transactions, except as set forth on Section 4.11(a)(vi) of the Disclosure Schedule.
(b)    Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are and since January 31, 2014 have been in compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, collective bargaining, equal employment opportunity (including compliance with any affirmative action plan obligations), employment discrimination, occupational health and safety, immigration (including the verification of I-9s for all present and former employees and the proper confirmation of present and former employee visas), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (the “WARN Act”)), workers compensation, employee leave issues, unemployment insurance, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, salaries, wage premiums, commissions, bonuses, other compensation, fines, taxes, penalties or other sums. Except as would not, individually or in the aggregate, have a Material Adverse Effect, there is no charge or other Action pending or, to the knowledge of the Company, threatened before the U.S. Equal Employment Opportunity Commission (the “EEOC”), any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of the Company or any Company Subsidiary, except as described on Disclosure Schedule 4.11(b). Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2014 to the date of this Agreement, neither the Company nor any Company Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to the Company or any Company Subsidiary, and no such investigation or inquiry is in progress. The employment of those employees of the Company and the Company Subsidiaries hired and based in the U.S. is terminable at will without material cost or liability to the Company or the Company Subsidiaries except as set forth in Section 4.11(b) of the Disclosure Schedule.
(c)    The Company has made available to Purchaser a list, as of the date of this Agreement, of each employee and consultant that provides services to the Company or any Company Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. As of the date of this Agreement, officer or employee holding the position of vice president or above has advised the Company or any Company Subsidiary in writing of his or her intention to terminate his or her relationship or status as an employee or consultant of the Company or the Company Subsidiary for any reason, including because of the consummation of the Transactions, except as set forth on Section 4.11(c)-1 of the Disclosure Schedule, the Company and the Company Subsidiary have no plans or intentions as of the date hereof to terminate any such employee or consultant. Section 4.11(c)-2 of the Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from the Company or any Company Subsidiary (who has not yet commenced employment with the Company or any Company Subsidiary).

4.12    Offer Documents; Schedule 14D-9. Neither the Schedule 14D-9 nor any information supplied by the Company to Parent specifically for inclusion or incorporation by reference in the Offer Documents shall, at the times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first disseminated, published, sent or given to holders of Company Shares, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and any amendments or supplements thereto and all documents required to be filed by the Company with the SEC or distributed or otherwise disseminated to stockholders of the Company in connection with this Agreement and the Transactions shall comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Purchaser or any of their Representatives specifically for inclusion in any of the foregoing documents or the Offer Documents.
4.13    Property and Leases.
(a)    The Company or one of the Company Subsidiaries owns, and has good title to, each of the tangible assets reflected as owned by the Company or the Company Subsidiaries on the Company Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business and sales after the date of the Company Balance Sheet of assets no longer required for the conduct of the business of the Company as presently conducted) in all material respects, free of any Liens (other than Permitted Liens); provided, that for clarity, no representation is made under this Section 4.13 with respect to Intellectual Property. The Company and the Company Subsidiaries have sufficient title to all their tangible personal properties and assets to conduct their respective businesses as currently conducted, with only such exceptions as, individually or in the aggregate, would not have, or be reasonably expected to have, a Material Adverse Effect. All of the tangible personal property and assets owned or used by the Company and the Company Subsidiaries are in the condition and repair sufficient to conduct their respective businesses as currently conducted, with only such exceptions as, individually or in the aggregate, would not have, or be reasonably expected to have, a Material Adverse Effect.
(b)    Neither the Company nor any Company Subsidiary owns any real property.
(c)    Section 4.13(c) of the Disclosure Schedule sets forth a complete and accurate list (including the street address) as of the date of this Agreement of all Leases (together with all amendments, extensions, renewals, guaranties and other agreements related thereto) of real property (“Company Leased Real Property”) to which the Company or any Company Subsidiary is a party. The Company has delivered to Purchaser a true and complete copy of each Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. All such Leases to which the Company or any Company Subsidiary is a party, and all amendments and modifications thereto, are enforceable and in full force and effect and have not been modified or amended, and neither the Company or any Company Subsidiary nor, to the knowledge of the Company as of the date of this Agreement, is any other party thereto in breach or default under any such Lease, nor, to the knowledge of the Company, has any event occurred or circumstance exists which, with notice or lapse of time or both, would constitute a default thereunder by the Company or any Company Subsidiary, except as would not reasonably be expected to prevent or materially delay beyond the Outside Date consummation of the Offer or the Merger and as, individually or in the aggregate, has not been, and would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has made any material alterations, additions or improvements to the Company Leased Real Property that are required to be removed (or of which any landlord or sublandlord could require removal) at the termination of the applicable lease term. As of the date of this Agreement, neither the Company nor any Company Subsidiary has received written notice of any condemnation, expropriation or other proceeding in eminent domain affecting the Company Leased Real Property or any portion thereof or interest therein, and to the knowledge of the Company, no such proceedings are threatened or proposed. As of the date of this Agreement, to the knowledge of the Company, the Company Leased Real Property is not subject to any special assessment nor zoning or other land-use regulation proceeding, nor any change in any Law or Permit that would reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or that seeks to impose any material legal restraint on or prohibition against or limit the Surviving Corporation’s ability to operate the business of the Company and the Company Subsidiaries substantially as it was operated prior to the date of this Agreement with respect to the Company Leased Real Property. Except as set forth in Section 4.13(c) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted to any other person any rights to use, occupy or possess any part of the Company Leased Real Property. Neither the Company nor any Company Subsidiary has collaterally assigned or granted any other Lien in the Company Leased Real Property. With respect to each Company Leased Real Property, as of the date of this Agreement and except as would not have or reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any Company Subsidiary’s possession and quiet enjoyment of the Company Leased Real Property under Lease has been disturbed, and to the knowledge of the Company, there are no disputes with respect to such Lease; (ii) neither the Company nor any Company Subsidiary has received any written notice that would reasonably be likely to cause either the Company or any Company Subsidiary to materially curtail its operations at such property, or that would reasonably be expected to materially impair such operations; (iii) to the knowledge of the Company, each Company Leased Real Property is in compliance with all applicable Laws; and (iv) all utilities presently serving each Company Leased Real Property are presently adequate to service the existing normal operations of the Company and the Company Subsidiaries.
4.14    Intellectual Property.
(a)    Section 4.14(a) of the Disclosure Schedule contains a complete and accurate list as of the date of this Agreement of all Registered Company Intellectual Property, in each case listing, as applicable, (i) the jurisdiction where the application/registration is located (or, for Domain Names, the applicable registrar), (ii) the application or registration number, (iii) the filing date or issuance/registration/grant date, and (iv) the owner(s).
(b)    The Company and Company Subsidiaries are current in the payment of all registration, maintenance and renewal fees with respect to the Registered Company Intellectual

Property, except in each case as the Company has elected in its reasonable business judgment to abandon or permit to lapse a registration or application for an item that is not material to the conduct of the respective businesses of the Company and Company Subsidiaries. The Registered Company Intellectual Property is subsisting, and to the knowledge of the Company as of the date of this Agreement, enforceable and valid.
(c)    Except as set forth in Section 4.14(c) of the Disclosure Schedule, as of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by any decree, judgment, order, injunction, ruling, or arbitral award that requires the Company or any Company Subsidiary to grant to any Third Party any license, covenant not to sue, immunity, or other right with respect to any Owned Company Intellectual Property.
(d)    Since January 1, 2014 to the date of this Agreement, no Registered Company Intellectual Property is or has been involved in any interference, reissue, reexamination, opposition, cancellation or other proceeding, including any proceeding regarding invalidity or unenforceability, in the United States or any foreign jurisdiction, and, to the knowledge of the Company at the date of the Agreement, no such action has been threatened in any written communication delivered to the Company or any Company Subsidiary.
(e)    The Company and Company Subsidiaries have, in accordance with the applicable Law of each relevant jurisdiction, taken reasonable steps consistent with industry standards to protect their rights in and to their Trade Secrets (including the source code of the Company Products), including by not making any disclosure of Trade Secrets except under written confidentiality obligations (other than former Trade Secrets the Company and Company Subsidiaries intentionally publicly disclosed by or on behalf of the Company or a Company Subsidiary without confidentiality obligations in its reasonable business judgment), in each case except where the failure to do so would not have a Material Adverse Effect. As of the date of this Agreement, to the knowledge of the Company, there has been no theft, misappropriation or unauthorized disclosure of any material Trade Secret included in the Owned Company Intellectual Property. The Company and Company Subsidiaries are in compliance in all material respects with and have not breached in any material respect any of their respective contractual obligations to protect the Trade Secrets of Third Parties. Neither the Company nor any Company Subsidiary has delivered or licensed or disclosed or otherwise made available any source code for any Company Product to any Third Party.
(f)    Since January 1, 2014, each employee and consultant involved in the development of any Owned Company Intellectual Property has executed a proprietary information, confidentiality and assignment agreements that, to extent permitted by applicable Law, assigns to the Company and/or a Company Subsidiary all Intellectual Property that are developed by the employee in the course of his or her employment, and, with respect to consultants, all Intellectual Property that are developed by such consultant in the course of performing services for the Company or any Company Subsidiary, and in each case, protect the Trade Secrets of the Company and the Company Subsidiaries (each, an “Employee IP Agreement”). To the knowledge of the Company, no person who is or was an employee, officer, consultant or contractor of the Company or any Company Subsidiary involved in the development of any material Owned Company Intellectual Property is in default or breach of any term of any Employee IP Agreement, non-disclosure agreement, assignment agreement, or similar Contract relating to Intellectual Property entered into between such employee, officer, consultant or contractor and the Company or any Company Subsidiary in connection with such individual’s employment or other engagement with the Company or any Company Subsidiary where such breach or default has had been or would reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole. All assignments of registered Patents included in the Registered Company Intellectual Property to the Company or any Company Subsidiary have been duly executed and recorded with the appropriate Governmental Authorities.
(g)    To the knowledge of the Company as of the date of this Agreement, there are no facts or circumstances that would be reasonably expected to render invalid or unenforceable any of the Owned Company Intellectual Property except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole. To the knowledge of the Company, there are no facts or circumstances with respect to the title to the Owned Company Intellectual Property that would reasonably be expected to adversely affect, limit, restrict, impair, or impede the ability of Surviving Corporation and the Company and the Company Subsidiaries to use and practice such Owned Company Intellectual Property from and after the Effective Time in substantially the same manner in which it was used prior to the Effective Time. Since January 1, 2014, neither the Company nor any Company Subsidiary has received any written notice of any Action challenging the validity, use, registration, ownership, or enforceability of any of the Owned Company Intellectual Property, or containing any threat on the part of any person to bring an Action challenging the validity, use, registration, ownership, or enforceability of any of the Owned Company Intellectual Property.
(h)    As of the date of this Agreement, to the knowledge of the Company, no Third Party is infringing, misappropriating, or otherwise violating any Intellectual Property included in the Owned Company Intellectual Property or exclusively licensed to Company or any Company Subsidiary. Since January 1, 2014, neither Company nor any Company Subsidiary has commenced any Action with respect to infringement or misappropriation of any Owned Company Intellectual Property or Intellectual Property exclusively licensed to Company or any Company Subsidiary against any Third Party, and no such Action pending. Since January 1, 2014, neither the Company nor any Company Subsidiary has (i) received any written notice of any Action challenging the Company’s or any Company Subsidiary’s exclusive ownership of any Owned Company Intellectual Property or claiming that any other person has any claim of legal or beneficial ownership with respect thereto, or (ii) sent any written notice or commenced any Action challenging the validity, use, registration, ownership, or enforceability of any of Intellectual Property owned or purported to be owned by any Third Party.
(i)    Since January 1, 2014 to the date of this Agreement, Company and its Subsidiaries have not received any written notice of any Action alleging that the Company or any Company Subsidiary has infringed, misappropriated, or otherwise violated any Intellectual Property of any person, or that any Company Product infringes, misappropriates, uses or discloses without authorization, or otherwise violates any Intellectual Property of any person. Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole, neither the Company nor any Company

Subsidiary nor the conduct of their respective businesses nor the use, license, or provision of any Company Product infringes, misappropriates, or otherwise violates, or has infringed, misappropriated, or otherwise violated, any Intellectual Property of any Third Party. Except as expressly set forth in Section 4.14(i), no provision of this Agreement is, or will be construed to be, a representation or warranty by the Company or its Subsidiaries with respect to the Company’s or any Company Subsidiaries’ infringement or other violation of any of the Intellectual Property of any third party.
(j)    The Company and the Company Subsidiaries (i) exclusively own all right, title, and interest in and to the Owned Company Intellectual Property free and clear of all Liens (except for Permitted Liens), and have not exclusively licensed (under any Contract in effect as of the date of this Agreement) any such Owned Company Intellectual Property to any Third Party, and (ii) have sufficient rights pursuant to a valid written Contract to all other Intellectual Property used in or necessary for the conduct of their respective businesses. The Company and each Company Subsidiary is in material compliance with, and has not materially breached any term of, any Contract to which the Company or any Company Subsidiary is party pursuant to which the Company or any Company Subsidiary collects, receives, or is otherwise provided any Database (including any data) in each case, except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole.
(k)    Section 4.14(k) of the Disclosure Schedule contains a complete and accurate list as of the date of this Agreement of:
(i)    all Contracts to which the Company or any Company Subsidiary is a party as of the date of this Agreement, under which the Company or any Company Subsidiary has granted or agreed to grant to any Third Party any license, covenant, release, immunity, assignment, or other right with respect to any Owned Company Intellectual Property, other than (A) any licenses or other rights with respect to Trade Secrets granted under any nondisclosure agreements entered into the ordinary course consistent with past practices, (B) non-exclusive licenses or rights with respect to any Owned Company Intellectual Property in the ordinary course of business granted to a customer in connection with the licensing, sale or other disposition of the Company Products to such customer (other than licenses of Trademarks that are excluded pursuant to clause (C) below or source code) and (C) any non-exclusive licenses to use the Company’s or any Company Subsidiary’s Trademarks for publicity or marketing purposes or in connection with such Third Party’s performance under a broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting, or advertising agreement;
(ii)    all Contracts to which the Company or any Company Subsidiary is a party with any advertising exchange or for real-time bidding for the purchase or sale of advertising inventory;
(iii)    all material Contracts to which the Company or any Company Subsidiary is a party as of the date hereof, under which any Third Party has granted or agreed to grant to Company or any Company Subsidiary any license, covenant, release, immunity, assignment, or other right with respect to any Intellectual Property (other than (A) generally commercially available commercial non-customized Software (including Software provided as a service) that is licensed on standard or non-negotiable terms or pursuant to Open Source, “shrinkwrap” or “clickwrap” license agreements, and (B) any licenses or other rights with respect to any Trade Secrets granted under any nondisclosure agreement entered into by the Company or a Company Subsidiary in the ordinary course of business consistent with past practices; and
(iv)    the Contracts to which the Company or any Company Subsidiary is a party included in subsection (i), (ii) or (iii) above are, collectively, the “Company Intellectual Property Agreements.” All Company Intellectual Property Agreements that have not expired or terminated in accordance with their terms are in full force and effect and are enforceable in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and general principles of equity governing the availability of equitable remedies). The Company and each Company Subsidiary is in material compliance with, and has not materially breached any term of, any such Company Intellectual Property Agreements (other than any material breaches that the Company or a Company Subsidiary has cured, or that would not reasonably be expected to have a Material Adverse Effect) and, to the knowledge of Company, as of the date of this Agreement, all other parties to such Company Intellectual Property Agreements are in material compliance with, and have not materially breached any term of, such Company Intellectual Property Agreements (other than any material breaches that any other party has cured, or that would not reasonably be expected to have a Material Adverse Effect). As of the date of this Agreement, the Company is not involved in any pending disputes regarding such Company Intellectual Property Agreements, including disputes with respect to the scope thereof, performance thereunder, or payments made or received in connection therewith, except for disputes that would not reasonably be expected to have a Material Adverse Effect. Correct and complete copies of all Company Intellectual Property Agreements have been made available to Parent.
(l)    Subject to obtaining the consents that are listed in Section 4.5(b) of the Disclosure Schedule, neither the execution, delivery and performance of this Agreement, nor the consummation of the Transactions, will violate or result in the breach, material modification, cancellation, termination or suspension of, loss of any material rights or acceleration of any payments under the Company Intellectual Property Agreements (or give rise to any right with respect to any of the foregoing), except for any such breaches, modifications, cancellations, terminations, suspensions, losses, or payment accelerations that, individually or in the aggregate, (i) would not reasonably be expected to prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger and (ii) have not had and would not reasonably expected to have a Material Adverse Effect. Immediately following the Effective Time, the Surviving Corporation will have and be permitted to exercise all of the Company’s and the Company Subsidiaries’ rights under the Company Intellectual Property Agreements (and will have the same rights with respect to the Intellectual Property of Third Parties under the Company Intellectual Property Agreements) to the same extent that Company and the Company Subsidiaries would have had, and been able to exercise, had this Agreement not been entered into, and the Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company and Company Subsidiaries would otherwise have been required to pay anyway pursuant to the Company Intellectual Property Agreements. No Contract to which the Company or any

Company Subsidiary is a party will cause or require (or purports to cause or require) the Surviving Corporation or Parent to (i) grant to any Third Party any license, covenant not to sue, immunity or other right with respect to or under any Intellectual Property of Parent or the Surviving Corporation; or (ii) be obligated to pay any royalties or other amounts, or offer any discounts, to any Third Party (except, in each of (i) and (ii), with respect to Surviving Corporation only, royalties, other amounts, discounts, licenses, covenants not to sue, immunities or other rights that Company or Surviving Corporation would have had to pay, offer or grant had this Agreement not been entered into and the Transactions not been consummated).
(m)    The Company has at all times complied with the licenses applicable to each item of Open Source that is contained or embedded in Company Products except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole. No Company Product contains, is derived from, is distributed with or is being or was developed using Open Source in a manner that imposes a requirement or condition that any Company Product or part thereof: (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making modifications or derivative works; or (C) be redistributable at no charge.
(n)    Section 4.14(n) of the Disclosure Schedule contains a complete and accurate list as of the date of this Agreement of all standards-setting organizations, industry bodies and consortia, and other multi-party special interest groups in which Company or any Company Subsidiary is currently participating, or in which Company or any Company Subsidiary has participated, to the extent that such past participation imposes or purports to impose any continuing obligations on Company or any Company Subsidiary (or, following the Effective Time, on Parent or the Surviving Corporation) with respect to licensing or granting of any rights included in the Owned Company Intellectual Property.
(o)    “Company Products” means all hardware, Software, Databases, products and services of the Company or Company Subsidiaries that are currently sold, offered for sale, imported, exported, licensed, distributed, supported or made available as a distinct product or service of the Company or any Company Subsidiary, serviced, made available, maintained or otherwise commercialized by the Company or any Company Subsidiary as a distinct product or service of the Company or any Company Subsidiary or that Company or Company Subsidiary plans to offer, market, sell, distribute or make commercially available as a distinct product or service of the Company or any Company Subsidiary. The Company and Company Subsidiaries have taken steps in accordance with generally accepted industry standards to identify (and, as deemed appropriate by the Company or Company Subsidiaries, to address) material defects, bugs, and errors in the Company Software included within the Company Products. To the knowledge of the Company, the Company Software with respect to the Company Products does not contain any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines intentionally designed to permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement, or destruction of, Software, data or other materials by a Third Party (“Contaminants”). Section 4.14(o) of the Disclosure Schedule contains a complete and accurate list as of the date of this Agreement of all Company Products.

(p)    The Company, the Company Subsidiaries, the conduct of their respective businesses, and the use of the Company Products are in compliance with, and since January 1, 2014 have been in compliance with, all applicable Laws (including copyright Laws, the Digital Millennium Copyright Act, and the Computer Fraud and Abuse Act) in connection with the use, access, processing, or collection of data except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary: (i) is committing, or since January 1, 2014 has committed, any trespass to chattels; (ii) is breaching or violating, or since January 1, 2014, has breached or violated, any (A) Contract in connection with the use, access, processing, or collection of data (including any terms or conditions governing the use or access of a website), (B) robots exclusion standard, or (C) Contract between the Company and a customer or end user, on the one hand, or Company and a provider or licensor of Software, on the other hand; or (iii) has received any indication from any Third Party from whom the Company or any Company Subsidiary acquires, purchases, or is provided any Database (including any data) to the effect that, and neither the Company nor any Company Subsidiary has any reason to believe that, any such Third Party will stop, or decrease the rate or materially alter the terms of, the business it conducts with (or the Databases or data it provides for) the Company or any Company Subsidiary, except in each of the foregoing as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole. Except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries have conducted diligence on all third parties that provide data (including personal data) to the Company and the Company Subsidiaries regarding the third parties' data collection methods and data sharing practices as required to comply with applicable Laws, Contracts or other terms to which the Company or any of the Company Subsidiaries is a third party.
4.15    Taxes.
(a)    Each of the Company and the Company Subsidiaries has (i) timely filed, or caused to be timely filed (taking into account all applicable extensions), all Tax Returns that it was required to file under applicable laws and regulations, which Tax Returns were true, correct and complete in all material respects, (ii) timely paid (or there has been timely paid with respect to it) all Taxes shown thereon as due and owing and all other Taxes required to be paid, and (iii) substantially complied with all applicable information reporting requirements, other than, in each case, where the failure to file such Tax Returns or the non-payment of such Taxes would not have a Material Adverse Effect. There are no Liens for material Taxes (other than Permitted Liens) upon any assets of the Company or any of the Company Subsidiaries.
(b)    Other than disputes or claims that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no dispute or claim concerning any Tax liability of the Company or any of the Company Subsidiaries either claimed or raised by any Governmental Authority responsible for the imposition of Taxes in writing which remains unpaid or unresolved.

(c)    To the knowledge of the Company, no written claim has been made by any Governmental Authority in a jurisdiction where any of the Company or Company Subsidiaries does not file Tax Returns that any such company is or may be subject to material taxation by that jurisdiction which remains unresolved.
(d)    Neither the Company nor any of the Company Subsidiaries has waived any statutes of limitations in respect of any material Taxes which waiver remains in effect or agreed to any extension of time with respect to a material Tax assessment or deficiency which assessment or deficiency has not been paid.
(e)    Except as set forth in Section 4.15(e) of the Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the Transactions (including the Offer and Merger), either alone or in conjunction with any other event, will not result in the payment or series of payments by the Company or any of the Company Subsidiaries to any person of an “excess parachute payment” within the meaning of Section 280G of the Code, or any similar payment, that is not deductible for federal, state, local or foreign Tax purposes. Additionally, there is no contract, plan, policy, arrangement or agreement to which the Company or any of the Company Subsidiaries is a party that, individually or collectively, (i) could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) or Section 280G of the Code, or (ii) could require the Company, the Company Subsidiaries or Parent or its subsidiaries to make a “gross-up” payment, reimbursement or similar payment to any current or former director, employee, or consultant of the Company or any of the Company Subsidiaries for Tax related payments or cause a penalty tax under Section 4999 or Section 409A of the Code.
(f)    None of the Company or the Company Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns for which the Company is the common parent) provided for under the laws of the U.S., any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year and neither the Company nor any Company Subsidiary has any obligation to contribute to the payment of any Tax of any person other than the Company or a Company Subsidiary under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or as a transferee or successor.
(g)    None of the Company or any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to be governed, in whole or in part, by Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Effective Time) or that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Offer and the Merger.
(h)    None of the Company nor any Company Subsidiary is a party to or bound by any Tax allocation, sharing or indemnity agreement (for the avoidance of doubt, excluding indemnification provisions for Taxes contained in credit agreements, leases or other commercial agreements the primary purposes of which do not relate to Taxes).

(i)    None of the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Merger Closing Date as a result of any: (i) change in, or use of an improper, method of accounting for a taxable period ending on or prior to the Merger Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Merger Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Merger Closing Date, (iv) prepaid amount received on or prior to the Merger Closing Date or (v) election under Code Section 108(i).
(j)    No Company Subsidiary that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code (i) is or has been a “passive foreign investment company” within the meaning of Section 1297 of the Code (or any corresponding or similar provision of Tax Law), or (ii) has any investment in “United States property” within the meaning of Section 956 of the Code.
(k)    Neither the Company nor any Company Subsidiary has engaged in a “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b).
(l)    As of December 31, 2016, the net operating loss carryforwards of the Company and its Subsidiaries (as determined under section 172 of the Code), calculated as if the taxable year of the Company ended on such date, were not less than the amount set forth on Section 4.15(l) of the Disclosure Schedule.
(m)    Notwithstanding any other provision of this Agreement, the representations and warranties contained in the foregoing subsections of this Section 4.15 and in Sections 4.7(b) and 4.10 are the sole and exclusive representations and warranties of the Company relating to any Taxes or Tax Returns of any kind.
4.16    Environmental Matters. Except as set forth on Section 4.16 of the Disclosure Schedule, (a) the Company and each Company Subsidiary and their respective products are and have been in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining, maintaining, and complying with all Permits required under Environmental Laws for the operation of the business and occupation of the Company Leased Real Property except where a failure to comply has not had, and would not reasonably be expected to have a Material Adverse Effect; (b) (i) none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) have at any time been used by the Company or any Company Subsidiary or any other person to make, store, handle, treat, dispose of, generate or transport Hazardous Substances so as to give rise to any material liability (contingent or otherwise) of the Company or any Company Subsidiary under any applicable Environmental Law, and (ii) none of such properties nor any other properties are contaminated with any Hazardous Substance so as to give rise to any material liability (contingent or otherwise) of the Company or a Company Subsidiary under any applicable Environmental Law or any Contract, which in the case of (i) or (ii), has not had, and would not reasonably be expected to have a Material Adverse Effect; (c) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation, or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or Third Parties, pursuant to any applicable Environmental Laws or Permits required under Environmental Laws; (d) as of the date of this Agreement, neither the Company nor any Company Subsidiary has received any currently unresolved written notice of any actual or alleged violation of or liability under any Environmental Law, and no Action has been brought or is pending against the Company or any Company Subsidiary arising under or related to any Environmental Law or related to any environmental condition, including with respect to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary since the IPO Date to the date of this Agreement which would reasonably be expected to have a Material Adverse Effect; (e) there are no above or below ground storage tanks presently in use or formerly used since the IPO Date to the date of this Agreement at any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary; and (f) the Company and the Company Subsidiaries have not provided an indemnity relating to any liability arising under Environmental Laws that has had or would reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent any and all written communications with or documentation from any Governmental Authorities regarding the presence, in violation of Environmental Laws, of Hazardous Substances or any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary since the IPO Date to the date of this Agreement. The Company has also made available to Parent all material assessments, reports, data, results of investigations or audits, and other similar information, that is in the possession of the Company or the Company Subsidiaries as of the date of this Agreement regarding the environmental condition of any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary, including the compliance (or noncompliance) by the Company and the Company Subsidiaries with, any Environmental Laws.
4.17    Material Contracts.
(a)    Section 4.17(a) of the Disclosure Schedule lists the following types of Contracts, together with all amendments thereto, to which the Company or any Company Subsidiary is a party or is bound as of the date of this Agreement (such Contracts, together with the Company Intellectual Property Agreements, the “Company Material Contracts”):
(i)    each Contract that is a “material contract” (as such terms is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act), other than those agreements and arrangements described in Item 601(b)(10)(iii)(C) with respect to the Company or any Company Subsidiary);
(ii)    all employment Contracts of those employees and managers that provide for total annual cash compensation (including base salary, commissions, and annual or other periodic or project bonuses) in excess of $300,000 and all consulting Contracts for those consultants that provide for total annual compensation or fees for services in excess of $300,000;
(iii)    all Contracts (A) relating to indebtedness, whether incurred, assumed, guaranteed or secured by any asset, for borrowed money in excess of $2,000,000, (B) that restricts the Company’s ability to incur or guarantee indebtedness, (C) that grants a Lien (other than a Permitted Lien) or restricts the granting of Liens (other than Permitted Liens) on any material property or asset of the Company or the Company Subsidiaries, (D) under which any person is guaranteeing any liabilities or obligations of the Company or any of the Company Subsidiaries or (E) that is an interest rate derivative, currency derivative or other hedging contract, for which the aggregate exposure is reasonably expected to be in excess of $2,000,000;
(iv)    all Contracts that (A) contain any right of first refusal, first offer, first negotiation or call or put right or similar right or (B) that contains any non-compete or exclusivity provisions or otherwise limits in any material respects, or purports to limit in any material respects, the ability of the Company or any Company Subsidiary or, upon the consummation of the Offer or any other Transaction, Parent or any of its subsidiaries to, engage in any line of business, compete or transact in any business or with any person or entity or in any geographic area or during any period of time;
(v)    any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority pursuant to which the Company or any Company Subsidiary will have any material outstanding obligations after the date of this Agreement;
(vi)    any Contract that provides “most favored nation” or similar pricing or terms to the other party to such Contract or any third party, including any such Contract that, following the Effective Time, would apply to Parent or any of its subsidiaries (other than the Surviving Corporation);
(vii)    any Contract with a related person (as defined in Item 404 of Regulation S-K of the Exchange Act) that would be required to be disclosed in the SEC Reports;
(viii)    any Contract that is a settlement Contract with a value in excess of $1,250,000 or which materially affects the conduct of the Company’s or any Company Subsidiary’s businesses;
(ix)    any Contract (A) relating to the acquisition, disposition, or sale of properties or assets (by merger, purchase or sale of stock or assets or otherwise) for consideration in excess of $400,000 or (B) that is or creates a legal partnership or joint venture with any other person or that relates to the formation, operation, management or control of any such material legal partnership or joint venture;
(x)    any Contract under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or any other investment in, any person (other than the Company or any Company Subsidiary, and other than investments in marketable securities or advances to persons employed by the Company or any Company Subsidiary in the ordinary course of business consistent with past practices);
(xi)    any Contract pursuant to which the Company or any Company Subsidiary made payments in excess of $1,000,000 in the aggregate during the fiscal year ended December 31, 2016 or made payments in excess of $500,000 in the aggregate during the period from January 1, 2017 to the date of this Agreement; or

(xii)    any Contract pursuant to which the Company or any Company Subsidiary received payments in excess of $2,000,000 in the aggregate during the fiscal year ended December 31, 2016.
(b)     (i) (A) each Company Material Contract is in all material respects a legal, valid and binding agreement of the Company and each Company Subsidiary party thereto and is, in all material respects, in full force and effect and enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and general principles of equity governing the availability of equitable remedies); (B) the Company or the Company Subsidiaries, on the one hand, and as of the date of this Agreement, to the knowledge of the Company, each other party to each Company Material Contract, on the other hand, have performed all obligations required to be performed by it under such Company Material Contract expect where the failure to perform any such obligation would not be reasonably expected to be material to the Company and Company Subsidiaries, taken as a whole, and the Company or any Company Subsidiary, as applicable, is not in default under any Company Material Contract (other than any defaults that the Company or a Company Subsidiary has cured, or that would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as whole), and, to the knowledge of the Company at the date of the Agreement, no event has occurred and no circumstance or condition exists that, with or without notice, lapse of time, or both, would or would reasonably be expected to constitute a violation, breach or default under, give any person the right to accelerate the maturity or performance of, give any person the right to cancel, terminate or modify, such Company Material Contract (other than any defaults that would not reasonably be expected to be material to the Company and Company Subsidiaries, taken as whole); and (C) as of the date of this Agreement, none of the Company Material Contracts has been canceled by the other party; (ii) as of the date of this Agreement, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract (other than any material breaches that any other party has cured, or that would not reasonably be material to the Company and Company Subsidiaries, taken as whole); (iii) as of the date of this Agreement, the Company and the Company Subsidiaries have not received any written notice, and otherwise do not have knowledge, of any material dispute related to, that any other party to any Company Material Contract intends to terminate or request material changes to, or of default under, any Company Material Contract, which has not been cured in accordance with the cure provisions in such Company Material Contract; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a default, give rise to cancellation rights, or otherwise adversely affect any of the Company’s or the Company Subsidiaries’ rights under any Company Material Contract, except for any such foregoing defaults, cancellation rights, or adverse effects that, individually or in the aggregate, would not reasonably be expected to (A) prevent or materially delay beyond the Outside Date the consummation of the Offer or the Merger or (B) have a Material Adverse Effect. The Company has made available to Purchaser true and complete copies of all Company Material Contracts, including any amendments thereto.
4.18    Insurance.
(a)    The Company and the Company Subsidiaries are, insured by insurers believed by the Company to be of financially responsible insurers, against such losses and risks and in such amounts as are customary in the businesses in which the Company and the Company Subsidiaries are engaged.
(b)    With respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect in all material respects; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both) under or has failed to renew or allow to lapse without a suitable replacement, and, to the knowledge of the Company, no event has occurred that, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification under, the policy.
(c)    As of the date of this Agreement, neither the Company nor any Company Subsidiary received notice with respect to the termination or cancellation of any such insurance policy.
4.19    Brokers and Expenses. No agent, broker, finder or investment banker (other than Goldman, Sachs & Co. (the “Company Financial Advisor”)) is entitled to any financial advisory, brokerage, finder’s or other fee or commission from any of the parties hereto in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Company Subsidiary. The Company has provided Parent with a true and correct copy of the Company’s engagement letter (including any amendments thereto) with the Company Financial Advisor.
4.20    Takeover Laws. The Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable Law are not applicable to this Agreement and the transactions contemplated hereby and thereby. As of the date of this Agreement, none of such actions by the Company Board has been amended, rescinded, or modified. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Offer or the Merger or the other Transactions. No “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other anti-takeover statute or regulation would restrict, prohibit or otherwise be applicable with respect to this Agreement and the Transactions. The Company has no stockholder rights plan, “poison-pill”, anti-takeover provision or other comparable agreement designed to have the effect of delaying, deferring or discouraging any person from acquiring control of the Company that is, or at the Effective Time will be, applicable to the shares of Company Common Stock, the Offer, the Merger or the other transactions contemplated by this Agreement.
4.21    Certain Business Practices. Neither the Company, any Company Subsidiary nor any director, officer, employee or agent of the Company or any Company Subsidiary acting on behalf of the Company or any Company Subsidiary has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, or (ii) directly or indirectly, used funds, given, offered, promised, or authorized to give, any money or thing of value (except for payments permitted by 15 U.S.C. Section 78dd-2(b) or (c)) to any foreign government official or to any foreign political party or campaign (collectively, “Government Official”) or any other person, for the purpose, with respect to subclauses (i) and

(ii), of influencing an act or decision of the Government Official, or inducing the Government Official or person to use his or her or its influence or position to affect any government act or decision to obtain or retain business of the Company or any Company Subsidiary, or to obtain any improper advantage, in each case in violation of any applicable anti-corruption or anti-bribery law or regulation.
4.22    Data Protection; IT Systems.
Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2014 to the date of this Agreement, the Company and the Company Subsidiaries have (i) (A) materially complied with their respective privacy policies, (B) materially complied with all Contracts to which any of them are party and all industry standards applicable to the industries in which the Company or any Company Subsidiary operates to which the Company or any Company Subsidiary has publicly announced that it adheres or subscribes (which shall include the Payment Card Industry Data Security Standard (PCI DSS), and all applicable Laws, in each case within this clause (B), relating to protection of personal data and the privacy and security of personal information, including with respect to the collection, storage, transmission, transfer (including cross-border transfers), disclosure and use of personal information (including personal information of employees, contractors, and Third Parties who have provided information to the Company or the Company Subsidiaries) in the Company’s and the Company Subsidiaries’ control, and (C) materially complied with all regulations and standards of all self-regulatory organizations applicable to the industries in which the Company or any Company Subsidiary operates to which the Company or any Company Subsidiary has publicly announced that it adheres or subscribes (which shall include the Digital Advertising Alliance); and (ii) taken commercially reasonable measures to protect personal information in Company’s or any of the Company Subsidiaries’ control against loss, damage, and unauthorized access, use, and modification, and there has been no Action filed or commenced, or to the Company’s knowledge, threatened, against the Company or any Company Subsidiary alleging any failure of any of the foregoing. Since January 1, 2014, to the knowledge of the Company, there has been no material loss, damage, or unauthorized access, use, or modification of any such information by Company or any Company Subsidiary (or any of their respective employees or contractors), except as would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2014 to the date of this Agreement, to the knowledge of the Company, no person (including any Governmental Authority of competent jurisdiction) has commenced any Action against the Company or any Company Subsidiary with respect to loss, damage, or unauthorized access, use, or modification of any such personal information in Company’s and the Company Subsidiaries’ control by Company or any Company Subsidiary (or any of their respective employees or contractors), except as would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, the execution, delivery and performance of this Agreement and the consummation of the Transactions complies with Company’s and the Company Subsidiaries’ applicable privacy policies and in all material respects with all applicable Laws relating to privacy and data security. For each third party service provider that has access to any personal information (“Vendors”), except as would not reasonably be expected to have a Material Adverse Effect, the Company and each Company Subsidiary have (i) taken reasonable steps to select and retain only such Vendors that are capable of maintaining the confidentiality, security and integrity of such personal information, and (ii) required each such Vendor by contract to implement security measures designed to protect the personal information to which the Vendor has been given access in compliance with applicable Laws. Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Systems are designed, implemented, operated and maintained in a commercially reasonably manner consistent with standard industry practice intended to provide a reasonable degree of redundancy, reliability, scalability, and security with respect to the business of the Company and the Company Subsidiaries, (ii) the Systems have not malfunctioned or failed in any manner that resulted in significant or chronic disruptions to the operation of the business of the Company or any Company Subsidiary, (iii) to the Company’s knowledge as of the date of this Agreement, the Systems do not contain any Malicious Code, (iv) the Company and each Company Subsidiary has in effect disaster recovery plans, procedures and facilities that are designed, implemented, operated and employed in a commercially reasonably manner consistent with standard industry practices to safeguard the integrity, security and continued operation of the Systems and all personal information or other confidential information contained therein, and (v) to the knowledge of the Company, there have been no actual or alleged unauthorized intrusions or breaches of security with respect to the Systems or any personal information, payment card information, data, or any other such information (including data of any customer of the Company any Company Subsidiary) used, collected, maintained, or stored by or on behalf of the Company any Company Subsidiary (or any loss, destruction, compromise, or unauthorized disclosure thereof). None of the Company’s customer contracts with respect to the PathPoint product, including with Walmart Stores, Inc., restrict the Company or any Company Subsidiary from using such PathPoint product, or any data contained therein or created therefrom, in any manner.
4.23    Minute Books. The Company has made available to Purchaser true and correct copies in all material respects of the minute books of the Company since the IPO Date to the date of this Agreement. The minute books of the Company contain true and complete originals or copies of all minutes of meetings of and actions by the stockholders of the Company and the Company Board and all committees thereof, and accurately reflect all corporate actions of the Company which are required by applicable Law, Permits, the Certificate of Incorporation, the Bylaws or other governing documents to be passed upon by the Company Board or the Company’s stockholders.
4.24    Export Control and Economic Sanctions Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since the IPO Date, the Company and each of the Company Subsidiaries has conducted its business in accordance with applicable provisions of U.S. economic sanctions and export control laws, regulations, orders and restrictive measures, including, without limitation, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, and regulations administered by the Office of Foreign Assets Control (31 CFR Part V), other applicable export laws, regulations, orders and restrictive measures of the countries where it conducts business, and U.S. antiboycott requirements (collectively, “Trade Controls”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, without limiting the foregoing:

(a)    since the IPO Date, the Company and each of the Company Subsidiaries has obtained all export licenses, registrations and other approvals required for its exports of products, software and technology from the United States and re-exports of products, software and technology subject to U.S. law;
(b)    since the IPO Date, the Company and each of the Company Subsidiaries is in compliance with the terms of such applicable export licenses, registrations or other approvals;
(c)    since the IPO Date to the date of this Agreement, neither the Company nor any of the Company Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations or other approvals or any Trade Controls; and
(d)    since the IPO Date to the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened claims against, or audits or investigations of, the Company or any Company Subsidiary with respect to such export licenses, registrations or other approvals
4.25    Affiliate Transactions. There are no existing contracts, transactions, indebtedness or other arrangements, or any related series thereof, between the Company or any of the Company Subsidiaries or any of their respective properties or assets, on the one hand, and any of the present or former directors, officers, or other affiliates of the Company and the Company Subsidiaries or any of such person’s affiliates or immediate family members (each of the foregoing, a “Related Party”), on the other hand, except for (i) payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, (iii) any agreements with officers or directors and provisions in the Certificate of Incorporation and Bylaws providing for indemnification, exculpation and expense advancement obligations of the Company to such individuals, and (iv) other standard employment documentation and employee benefits made generally available to all employees (including any agreement providing for the issuance of Company Shares, Company Stock Options or Company RSUs to such individuals), and no Related Party has any material interest in any property used by the Company or its subsidiaries or has engaged in any transaction with Company or any of the Company Subsidiaries since the IPO Date, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed (a “Company Affiliate Transaction”).
4.26    Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth therein, $13.86 per share to be paid to the holders of Company Common Stock (other than Parent, Purchaser and their respective affiliates) pursuant to this Agreement is fair from a financial point of view to such holders. The Company will deliver a written copy of such opinion to Purchaser solely for informational purposes promptly following the date hereof, it being agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by Purchaser.

4.27    Significant Suppliers and Customers.
(a)    Section 4.27(a) of the Disclosure Schedule sets forth a true and complete list of each customer who was one of the twenty (20) largest sources of revenue for the Company and the Company Subsidiaries during the fiscal year ended December 31, 2016 or during the period from January 1, 2017 to the date of this Agreement, based on amounts paid or payable (each, a “Significant Customer”). As of the date of this Agreement, none of the Company nor any of the Company Subsidiaries has any outstanding or threatened material dispute with any Significant Customer. As of the date of this Agreement, the Company has not received any written notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company or any of the Company Subsidiaries, as applicable, or that such Significant Customer intends to terminate or materially modify any existing Contract with the Company or any of the Company Subsidiaries, as applicable, including by materially changing the terms of or reducing the scale of the business conducted with the Company and the Company Subsidiaries.
(b)    Section 4.27(b) of the Disclosure Schedule sets forth a true and complete list of each supplier or service provider who was one of the ten (10) largest recipients of amounts paid or payable to suppliers for the Company during the fiscal year ended December 31, 2016, based on amounts paid or payable or during the period from January 1, 2017 to the date of this Agreement (each, a “Significant Supplier”). As of the date hereof, none of the Company nor any of the Company Subsidiaries has any outstanding or threatened material dispute with any Significant Supplier. As of the date of this Agreement, the Company has not received any written notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier of the Company or any of the Company Subsidiaries, as applicable, or that such supplier intends to terminate or materially modify any existing Contract with the Company or any of the Company Subsidiaries, as applicable, including by materially changing the terms of or reducing the scale of the business conducted with the Company and the Company Subsidiaries.
5.    Representations and Warranties of Parent and Purchaser.
Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company that:
5.1    Corporate Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and, to the extent applicable, in good standing under the laws of the Delaware, and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where such failure, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Transactions beyond the Outside Date or otherwise prevent Parent and Purchaser from performing any of their material obligations under this Agreement. Each of Parent and Purchaser is duly qualified and/or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties and assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the

Transactions beyond the Outside Date or otherwise prevent Parent and Purchaser from performing any of their material obligations under this Agreement.
5.2    Authority Relative to this Agreement. Each of Parent and Purchaser has all necessary corporate power and authority to enter into and deliver this Agreement and each other Transaction Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and each other Transaction Document to which it is a party by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of an appropriate certificate of merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) general principles of equity governing the availability of equitable remedies.
5.3    No Conflict; Required Filings and Consents.
(a)    The execution and delivery of this Agreement and each other Transaction Document to which it is a party by Parent and Purchaser does not, and the consummation and performance of this Agreement and each other Transaction Document to which it is a party by Parent and Purchaser will not, (i) conflict with, violate or breach the certificate of incorporation or bylaws or equivalent organizational documents of either Parent or Purchaser, (ii) subject to obtaining all consents, approvals, waiting period terminations or expirations, authorizations and other actions described in Section 5.3(b) and all filings and obligations described in Section 5.3(b) being made, conflict with or violate any Law applicable to Parent or Purchaser or by which any property or asset of either of them is bound or affected, (iii) result in any violation, breach of or constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, or give to others any rights of termination, amendment, acceleration, right of purchase under, or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Purchaser pursuant to, or result in the loss of a material benefit under any Contract, permit, franchise or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound or affected, or (iv) result in the release, disclosure, or license of any source code or other Trade Secret included in the Owned Company Intellectual Property, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not prevent or materially delay consummation of the Transactions beyond the Outside Date or otherwise prevent Parent and Purchaser from performing any of their material obligations under this Agreement.
(b)    The execution and delivery of this Agreement and each other Transaction Document to which it is a party by Parent and Purchaser do not, and the performance of this Agreement and each other Transaction Document to which it is a party by Parent and Purchaser will not, require any consent, approval, waiting period termination or expiration, authorization or permit of, or filing with, or notification to, any Governmental Authority of competent jurisdiction, except (i) for (w) the filing of the Offer Documents with the SEC, (x) applicable requirements, if any, of (A) the Exchange Act and Blue Sky Laws, (B) the HSR Act and similar requirements in foreign countries regarding antitrust or competition matters and any associated consents, approvals, authorizations, waiting period terminations, or permits, and (y) the filing and recordation of an appropriate certificate of merger as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, waiting period expirations or terminations, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Transactions beyond the Outside Date or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.
5.4    Financing.
(a)    Parent has delivered to the Company true, accurate and complete copies of (i) the executed debt commitment letter, dated as of the date of this Agreement, by and among Parent and the Lenders, including all exhibits, schedules, annexes and amendments thereto (as amended, restated, replaced, substituted, supplemented, waived or otherwise modified in accordance with Section 7.15(c) or, in the case of an Alternative Financing, in accordance with Section 7.15(d), the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions of which, the Lenders party thereto have committed to lend the amounts set forth therein to Parent for the purpose of funding the Offer, the Merger and the other Transactions (such committed debt financing, the “Debt Financing”) and (ii) the fee letter referred to in the Debt Commitment Letter (with only fee amounts, pricing caps and other economic terms redacted (none of which would adversely affect the amount or availability of the Debt Financing)) (as amended, restated, replaced, substituted, supplemented, waived or otherwise modified in accordance with Section 7.15(c) or, in the case of an Alternative Financing, in accordance with Section 7.15(d), the “Debt Fee Letter”).
(b)    As of the date of this Agreement, (i) the Debt Commitment Letter is in full force and effect and has not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and (ii) the Debt Commitment Letter, in the form so delivered, constitutes a legal, valid and binding obligation of Parent, and, to the knowledge of Parent, the other parties thereto, enforceable against it or them, as the case may be, in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles. Other than as expressly set forth in the Debt Commitment Letter and the unredacted portion of the Debt Fee Letter, there are no other agreements, side letters, or arrangements relating to the Debt Commitment Letter that could affect the amount, availability or conditionality of the Debt Financing.
(c)    As of the date of this Agreement, no Lender party to the Debt Commitment Letter has notified Parent or Purchaser of its intention to terminate any of the commitments under the Debt Commitment Letter or not to provide the Debt Financing. Assuming satisfaction of the Tender Offer Conditions and the conditions set forth in Section 8.1, as of the date of this Agreement, each of Parent and Purchaser has no reason to believe that any of the conditions in the Debt Commitment Letter will fail to be satisfied on a timely basis.
(d)    Parent or Purchaser, as applicable, has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement. Assuming the satisfaction of the Tender Offer Conditions and the conditions set forth in Section 8.1, the aggregate proceeds from the Debt Financing (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect of the maximum amount of flex (including original issue discount flex) provided under the Debt Fee Letter, as applicable), together with other cash available to Parent, are sufficient in amount for Parent or Purchaser, as applicable, to pay the Per Share Amount payable in the Offer for all Company Shares tendered in the Offer, the Merger Consideration, any other amounts required to be paid in connection with the consummation of the Transactions (including any amounts payable in respect of Company Stock Options and Company RSUs under this Agreement), in each case, to the extent required to be paid on the Acceptance Date or the Merger Closing Date (collectively, the “Required Amount”). The only conditions precedent related to the obligations of the Lenders to fund the full amount of the Debt Financing are those expressly set forth in the Debt Commitment Letter and the Debt Fee Letter.
5.5    Absence of Litigation. As of the date of this Agreement, there is no material Action pending or, to the knowledge of Parent or Purchaser, threatened against Parent, any subsidiary of Parent, or any property or asset of Parent or any subsidiary of Parent, before any Governmental Authority of competent jurisdiction that is reasonably expected to prevent or delay beyond the Outside Date the consummation of the Transactions or otherwise prevent or delay beyond the Outside Date Parent or Purchaser from performing their material obligations under this Agreement and each other Transaction Document to which it is a party. As of the date of this Agreement, neither Parent nor any subsidiary of Parent nor any property or asset of Parent or any subsidiary of Parent is subject to any material continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent or Purchaser, continuing investigation by, any Governmental Authority of competent jurisdiction, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority of competent jurisdiction that is reasonably expected to prevent consummation of the Offer or the Merger or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.
5.6    Purchaser. All of the outstanding capital stock of Purchaser is owned indirectly by Parent. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement, the Offer, the Merger and the Transactions, Purchaser has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any Contracts or arrangements with any person or entity.
5.7    Ownership of Company Capital Stock. Neither Parent nor Purchaser is, nor at any time during the last three (3) years ending on the date of this Agreement has it been, an “interested stockholder” of the Company as defined in Section 203(c) of the DGCL (other than as contemplated by this Agreement). Prior to the date hereof, neither Parent nor Purchaser has taken, or authorized or permitted any Representatives of Parent or Purchaser to take, any action that would reasonably be expected to cause, Parent, Purchaser or any of their “affiliates” or “associates” to be deemed an “interested stockholder” as defined in Section 203 of the DGCL or otherwise render Section 251(h) of the DGCL inapplicable to the Merger. Neither Parent nor Purchaser nor any of their affiliates own any Company Shares as of the date of this Agreement.
5.8    Offer Documents; Schedule 14D-9. The Offer Documents shall not, at the time the Offer Documents are filed with the SEC or are first published, sent or given to holders of Company Shares, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by Parent to the Company specifically for inclusion in the Schedule 14D-9 shall not, at the date first mailed to stockholders of the Company contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication that shall have become false or misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in any of the foregoing documents or the Offer Documents. The information supplied by Parent for inclusion in the Schedule 14D-9 and the Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.
6.    Conduct of Business Pending the Merger.
6.1    Conduct of the Business Pending the Merger. The Company covenants and agrees that from the date of this Agreement until the earlier of the (1) Effective Time or (2) termination of this Agreement in accordance with its terms, except as expressly contemplated or permitted by this Agreement or required by applicable Laws or any Governmental Authority of competent jurisdiction or with the prior written approval of Parent or Purchaser (the decision on which shall not be unreasonably delayed), the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course consistent with past practice and (ii) use its commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company and each Company Subsidiary and to preserve business organizations of the Company and each Company Subsidiary intact and to maintain existing relations and goodwill with customers, suppliers, landlords, advertisement exchange partners, resellers, distributor partners and other persons with whom the Company or any Company Subsidiary has material business relations. From the date of this Agreement until the earlier of the (1) Effective Time or (2) termination of this Agreement in accordance with its terms, except (w) as otherwise expressly contemplated or permitted by this Agreement, (x) with the prior written approval of Parent or Purchaser (the decision on which shall not be unreasonably delayed), (y) as required by applicable Law or any Governmental Authority of competent jurisdiction or (z) as set forth in Section 6.1 of the Disclosure Schedule, the Company will not and will cause the Company Subsidiaries not to, directly or indirectly:

(a)    amend, permit the adoption of any amendment or otherwise change its Certificate of Incorporation or Bylaws or equivalent organizational documents;
(b)    issue, sell, pledge, dispose of, grant, subject to any Lien or encumber, or authorize the issuance, sale, pledge, disposition, grant, subjection of any Lien or encumbrance of, any shares of any class of capital stock of the Company or any of the Company Subsidiaries, or any options, calls, warrants, convertible, exercisable or exchangeable securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest or other Company Securities (including any phantom interest and including any Company RSUs, Company Stock Options or voting securities), of the Company or any of the Company Subsidiaries, except for the issuance of Company Shares pursuant to exercises of the Company Stock Options or settlement of Company RSUs outstanding on the date hereof and disclosed in Section 4.3(b) in accordance with their terms in effect on the date hereof;
(c)    assign, transfer, lease, sell, pledge, license, dispose of, abandon, allow to lapse or expire, or encumber or subject to any material Lien any material assets or properties (which, for the avoidance of doubt, shall include any material Intellectual Property) of the Company or any of the Company Subsidiaries other than (i) non-exclusive licenses of Intellectual Property (other than with respect to Trademarks, Domain Names, and source code) granted by the Company or any Company Subsidiary in the ordinary course of business that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and the Company Subsidiaries as presently conducted, and (ii) expirations of Patents at the end of their respective statutory terms;
(d)    disclose any Trade Secret of the Company or any Company Subsidiary other than pursuant to a written Contract containing obligations of confidentiality;
(e)    declare, accrue, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than dividends or distributions paid in cash from a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary);
(f)    reclassify, combine, split, subdivide or redeem, reacquire or purchase or otherwise acquire, directly or indirectly, any of its capital stock or any options, calls, warrants or other rights to acquire such capital stock, securities or interests in lieu of or in substitution for its capital stock, except (i) in accordance with agreements evidencing Company Stock Options or Company RSUs outstanding on the date hereof in accordance with their terms on the date hereof, including the Company Stock Plans or (ii) Tax withholdings and exercise price settlements upon the exercise of Company Stock Options or vesting or settlement of Company RSUs outstanding on the date hereof in accordance with their terms in effect on the date hereof;
(g)    (i) acquire or agree to acquire, directly or indirectly (including by merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or acquisition of stock or assets or any other business combination) in any transaction or series of transactions, any equity interests in or business of a corporation, partnership, other business organization or any division thereof or any other business or person; (ii) incur any indebtedness for borrowed money or issue any debt securities, or assume, guarantee, redeem, repurchase, prepay, defease, incur or endorse, or otherwise become liable for (contingently or otherwise), the borrowing obligations of any person, which collectively with then existing indebtedness of the Company as of the time of determination, such that the outstanding balance is in excess of, in the aggregate, $28,000,000 at any time; (iii) make any loans, advances or capital contributions, except for immaterial employee loans or advances for expenses and extended payment terms for customers, in each case subject to applicable Law and only in the ordinary course of business consistent with past practice; (iv) make or direct to be made any capital investments or equity investments in any entity, other than investments in any wholly-owned Company Subsidiary; (v) commit to any non-cancelable future expenditure individually in excess of $450,000 (other than with respect to expenditures on real-time bidding exchanges); or (vi) enter into or amend any Contract with respect to any matter set forth in this Section 6.1(g);
(h)    make or change any Tax election, adopt or change any accounting period or any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim or assessment relating to the Company or any of the Company Subsidiaries, surrender or abandon any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of the Company Subsidiaries, destroy or dispose of any books and records with respect to Tax matters relating to periods beginning before the Effective Time and for which the statute of limitations is still open or under which a record retention agreement is in place with a Governmental Authority of competent jurisdiction;
(i)    commence, initiate, compromise or settle any litigation, claim, arbitration or other Action, or any actual or threatened litigation, other than settlements or compromises that involve only the payment of monetary damages not in excess of $100,000 individually or $200,000 in the aggregate, except (i) for collections of accounts receivable, (ii) in such cases where the Company in good faith determines that failure to commence such Action would result in the material impairment of a valuable aspect of its business, (iii) as otherwise permitted or required by this Agreement or (iv) to enforce this Agreement;
(j)    except as required by Law or in the ordinary course of business consistent with past practice, enter into any Contract or amendment that would be a Company Material Contract or Lease, or amend or modify in any material respect, or consent to the termination of, any Company Material Contract, or waive or consent to the termination of the Company’s or any Company Subsidiary’s material rights thereunder, in each case, other than the expiration of a Company Material Contract or Lease in accordance with its terms;
(k)    enter into, amend or terminate any Company Material Contracts described in Sections 4.17(a)(iv), 4.17(a)(v), 4.17(a)(vi) and 4.17(a)(vii) or enter into any CBA;
(l)    except as required by Law or any Company Benefit Plans as in effect on the date of this Agreement and previously provided to Parent, (i) increase, or commit to increase, the amount of the compensation or benefits payable or to become payable to any employee, officer, director or other individual service provider of the Company or any Company Subsidiary; (ii) grant to any employee, officer, director or other individual service provider of the Company or any Company Subsidiary any increase in severance or termination pay; (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation; (iv) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any employee, officer, director or other individual service provider of the Company or any Company Subsidiary (other than offer letters that provide for at-will employment without any severance, change in control or retention benefits for newly hired employees who are hired in accordance with Section 6.1(m)); (v) establish, adopt, enter into, amend or terminate any Company Benefit Plan; or (vi) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable to or that may become payable to any employee, officer, director or other individual service provider of the Company or any Company Subsidiary;
(m)    (i) hire or terminate any employee or other individual service provider whose total annual compensation is in excess of $175,000 or (ii) increase the number of employees of the Company above 370;
(n)    enter into or materially amend or otherwise modify any Contract or arrangement with persons that are affiliates or are executive officers or directors of the Company;
(o)    implement any layoffs that could implicate the WARN Act;
(p)    delay the payment of any trade payables to vendors and other Third Parties or accelerate the collection of trade receivables and other receivables, in each case, outside the ordinary course of business consistent with past practices;
(q)    terminate, cancel, amend or modify any insurance coverage policy maintained by the Company or any of the Company Subsidiaries that is not simultaneously replaced by a comparable amount of insurance coverage;
(r)    adopt a plan of complete or partial liquidation or dissolution;
(s)    other than as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;
(t)    establish any new business segment outside of its existing segments;
(u)    incur any capital expenditures or any obligations or liabilities in respect thereof, or otherwise expend or agree to commit to expend any cash in excess of the amounts specified with respect to the line items set forth in the capital expenditures budget set forth on Section 6.1(u) of the Disclosure Schedule other than as expressly set forth in such budget;
(v)    fail to maintain the Company Leased Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear, casualty and condemnation excepted; or
(w)    authorize any of, or commit, resolve, propose or agree in writing or otherwise to do any of the foregoing.

6.2    No Control of the Company’s Business. Parent and Purchaser acknowledge and agree that nothing contained in this Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s operations prior to the Merger Closing and (ii) prior to the Merger Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and the Company Subsidiaries’ operations.
7.    Additional Agreements.
7.1    Access to Information; Confidentiality.
(a)    Upon reasonable prior notice, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause the Company Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Company Subsidiaries to, afford the officers, employees and other Representatives of Parent and Purchaser reasonable access at all reasonable times to the officers, employees, agents, properties, offices and other facilities, books, records, Tax Returns, operating and financial reports, work papers, assets, Contracts and other documents and information relating to the Company and each Company Subsidiary, including the Owned Company Intellectual Property, and shall furnish Parent and Purchaser with such financial, operating and other data and information (including the work papers of the Company’s accountants) as Parent or Purchaser, through their officers, employees and other Representatives, may reasonably request as long as these actions are in compliance with all applicable data privacy/protection Laws; provided that such disclosure shall not be required to include any information that is subject to a statutory non-disclosure or similar provision or agreement with a Governmental Authority, prime contractor, higher-tier subcontractor, distributor, or other third party for end-use by a Governmental Authority (collectively, “Governmental Contracting Parties”), or that is subject to an attorney-client privilege or other legal privilege, or that is subject to a non-disclosure agreement with a third party. If requested by Parent, the Company agrees to use its reasonable best efforts to secure the consent of the appropriate Governmental Contracting Party or other third party to permit disclosure of such protected information to Parent and Purchaser.
(b)    All information obtained by Parent or Purchaser pursuant to this Section 7.1 shall be held confidential in accordance with the confidentiality agreement between Parent and the Company, dated August 22, 2016, as amended from time to time (the “Confidentiality Agreement”).
(c)    To the extent consistent with applicable Law, the Company shall consult with Parent in good faith on a regular basis as reasonably requested by Parent to report material (individually or in the aggregate) operational developments, the status of relationships with customers and potential customers, the status of ongoing operations and other matters reasonably requested by Parent, including the continued accuracy of the Company’s representations and warranties and compliance with the Company’s covenants and obligations under this Agreement.
(d)    The Company may, in its reasonable judgment, designate any competitively sensitive materials provided under this Section 7.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Company.
7.2    Solicitation of Transactions.
(a)    No-Shop Period.
(i)    From the date hereof and continuing until the termination of this Agreement in accordance with the terms hereof, the Company shall not and shall cause the Company Subsidiaries not to, nor shall they authorize or permit any of their respective Representatives to, directly or indirectly, or except as otherwise permitted by this Section 7.2, (A) solicit, initiate, knowingly encourage, assist, participate in or knowingly facilitate any Acquisition Proposal or the making thereof to the Company or its stockholders; (B) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any non-public information to, or otherwise cooperate in any way with, any person (other than Parent, Purchaser and their Representatives in their capacities as such) with respect to any Acquisition Proposal; (C) waive, terminate, modify or fail to enforce any provision of any contractual “standstill,” confidentiality or similar obligation of any person (other than Parent or its affiliates) related to the sales process conducted by the Company or in connection with an Acquisition Proposal, (D) take any action to render any provision of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute (including Section 203 of the DCGL) or any restrictive provision of any applicable anti-takeover provision in the Company’s organizational documents, in each case inapplicable to any person (other than Parent, Purchaser or any of their affiliates) or any Acquisition Proposal (and to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any such person or Acquisition Proposal under any such provisions) or (E) have the Company Board resolve or agree to do any of the foregoing. The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to immediately cease and cause to be terminated, and shall not authorize or permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations with any Third Party with respect to any Acquisition Proposal, shall immediately terminate any data room access (if any) to any such Third Parties and shall immediately request and, if applicable, enforce any rights to require, any such Third Party (or its Representatives) in possession of non-public information in respect of the Company or any of the Company Subsidiaries that was furnished by or on behalf of the Company and the Company Subsidiaries to return or destroy (and confirm destruction of) all such information.
(ii)    Notwithstanding anything to the contrary herein, if at any time following the date hereof and prior to the Expiration Time, in response to a bona fide written Acquisition Proposal that was made after the date hereof and that did not result from a breach of Section 7.2(a)(i) that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) is, or would reasonably be expected to lead to, a Superior Proposal, the Company may, subject to compliance with Section 7.2, (x) furnish information regarding the Company and the Company Subsidiaries to the person making such Acquisition Proposal (and its Representatives) pursuant to a confidentiality agreement (which shall permit the Company to comply with the terms of this Section 7.2 and containing terms not less favorable in the aggregate to the

Company than the Confidentiality Agreement; provided, that all such information has previously been provided to Parent or is provided to Parent prior to or promptly (and in any event within twenty-four (24 hours) following the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal, but only if and to the extent that in connection with the foregoing clauses (x) and (y), the Company Board determines in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law. In addition, notwithstanding the foregoing, prior to the Expiration Time, the Company may, to the extent the Company Board determines in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, not enforce any “standstill” or similar agreement to which the Company or any Company Subsidiary is a party for the sole purpose of allowing the other party to such agreement to submit a private Acquisition Proposal to the Company Board that will constitute, or would reasonably be expected to lead to, a Superior Proposal, that did not, in each case, result from a breach by the Company of Section 7.2(a).
(iii)    For purposes of this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal, which did not result from a breach of this Section 7.2(a), made by a Third Party that, if consummated, would result in such Third Party’s (or its stockholders’) owning, directly or indirectly, greater than 70% of the equity securities of the Company (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or greater than 70% of the assets of the Company and Company Subsidiaries, taken as a whole (based on the fair market value thereof, as reasonably determined by the Company Board after consultation with its financial advisor) and that the Company Board determines in good faith after consultation with its outside legal counsel and its financial advisor if consummated, to be (a) more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the Offer and the Merger and (b) reasonably capable of being consummated on the terms proposed, in each case, taking into account all financial, legal, financing, regulatory and other terms and conditions of such proposal and of this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise).
(b)    • Except as set forth in this Section 7.2, until the earlier of the Acceptance Date and the termination of this Agreement in accordance with the terms hereof, neither the Company Board nor any committee thereof shall: (x) (A) fail to make pursuant to Section 2.2(b), or withdraw, modify, amend or qualify or publicly propose to withdraw, modify, amend or qualify, in any manner adverse to Parent or Purchaser, the Company Board Recommendation, (B) fail to recommend against acceptance of any tender offer or exchange offer other than the Offer for the Company Common Stock within ten (10) business days of the commencement of such offer, (C) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal, (D) fail to reconfirm the Company Board Recommendation within ten (10) business days after the commencement of a tender or exchange offer or public announcement or public notice of an Acquisition Proposal from a Third Party after written request from Parent to do so, (E) fail to include the Company Board Recommendation in the Schedule 14D-9 or to permit Parent to include the Company Board Recommendation in the Offer Documents or (F)

resolve or agree to take any of the foregoing actions (any of the foregoing in clauses (A)-(F), a “Change in Recommendation”), or (y) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 7.1) (any of the foregoing, an “Acquisition Agreement”).
(i)    Notwithstanding anything to the contrary contained in this Agreement, if the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company Board may at any time prior to the Expiration Time, if there is an Intervening Event, take the actions described in clauses (x)(A), (E) or (F) of the definition of Change in Recommendation (any such Change in Recommendation, an “Intervening Event Change in Recommendation”); provided, however, that the Company Board may not effect an Intervening Event Change in Recommendation due to an Intervening Event unless (a) the Company shall have provided prior written notice to Parent at least three (3) business days in advance of its intention to take such action (which notice shall specify the Intervening Event in reasonable detail), (b) prior to effecting such Intervening Event Change in Recommendation, the Company shall, and shall cause its Representatives to, during such three (3) business day period, negotiate with Parent in good faith (to the extent that Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Intervening Event Change in Recommendation is no longer necessary (and in the event of any material change to the circumstances related to the Intervening Event, the Company shall, in each case, deliver to Parent an additional notice consistent with that described in this proviso and a renewed negotiation period under this proviso shall commence (except that the three (3) business day period shall instead be equal to two (2) business days)), and (c) at or following the end of such notice period, the Company Board determines in good faith (taking into account any proposed adjustments to the terms and conditions of this Agreement and after consultation with outside counsel and its financial advisor) that the failure to effect an Intervening Event Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law; provided, further, that the Company Board shall not be permitted to effect an Intervening Event Change in Recommendation pursuant to this Section 7.2(b)(ii) with respect to or in connection with any Acquisition Proposal (which shall be covered by and subject in all respects to Section 7.2(b)(iii)).
(ii)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Expiration Time, the Company Board may in response to an Acquisition Proposal that the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) constitutes a Superior Proposal and that was made after the date of this Agreement and that did not result from a breach of Section 7.2(a), (A) make a Change in Recommendation if the Company Board has concluded in good faith (after consultation with its outside legal counsel and its financial advisor) that, in light of the receipt of such Superior Proposal, that failure to make such Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, or (B) cause the Company to terminate this Agreement pursuant to Section 9.1(g) and concurrently with such termination enter into an Acquisition Agreement if the Company Board has concluded in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of the receipt of such Superior Proposal, that failure to so terminate this Agreement would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company Board may not effect a Change in Recommendation or terminate this Agreement unless (a) the Company shall have provided prior written notice to Parent at least four (4) business days in advance of its intention to take such action, which notice shall describe in reasonable detail the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (a “Designated Superior Proposal”) and attach the most current form or draft of any written agreement relating to the transaction contemplated by such Designated Superior Proposal, (b) prior to effecting such Change in Recommendation or termination of this Agreement, the Company shall, and shall cause its Representatives to, during such four (4) business day period, negotiate with Parent in good faith (to the extent that Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Change in Recommendation is no longer necessary and such Superior Proposal no longer constitutes a Superior Proposal (and in the event of any material change to any of the terms (including the form, amount and timing of payment of consideration) of such Superior Proposal, the Company shall, in each case, deliver to Parent an additional notice consistent with that described in this proviso and a renewed negotiation period under this proviso shall commence (except that the four (4) business day period shall instead be equal to three (3) business days) and (c) at or following the end of such notice period, the Company Board determines in good faith (taking into account any proposed adjustments to the terms and conditions of this Agreement and after consultation with outside counsel and its financial advisor) that the failure to effect a Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law; provided further, that the Company shall not be entitled to terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless prior to or concurrently with such termination the Company pays by wire transfer of immediately available funds the Company Termination Fee in accordance with Section 9.1(g).
(c)    The Company shall promptly (and in any event within twenty-four (24) hours of learning of the relevant information) advise Parent orally and in writing of the receipt of any Acquisition Proposal (including for the avoidance of doubt any request for information or other inquiry which the Company would reasonably expect to lead to an Acquisition Proposal), including the material terms and conditions of such Acquisition Proposal (including any changes thereto) and the identity of the person making such Acquisition Proposal and attaching a copy of any documents relating to such written Acquisition Proposal, or if such Acquisition Proposal is provided orally to the Company, the Company shall summarize in writing the terms of such Acquisition Proposal (including for the avoidance of doubt any such request or other inquiry). The Company shall keep Parent informed on a reasonably prompt basis in all material respects of the status and details (including any material change to the terms thereof) of any Acquisition Proposal.
(d)    Nothing contained in this Section 7.2 or elsewhere in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act or under Item 1012(a) of Regulation M-A promulgated under the Exchange Act (including making any “stop-look-and-listen” communication to the stockholders); provided, that this Section 7.2(d) shall not be deemed to affect whether any such disclosure, other than a “stop, look and listen” communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be a Change in Recommendation. For clarity, a factually accurate public statement that only describes the Company’s receipt of an Acquisition Proposal, that no position has been taken by the Company Board as to the advisability or desirability of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed a Change in Recommendation.
7.3    Employee Benefits Matters.
(a)    If so directed by Parent in writing at least ten (10) days prior to the initial scheduled expiration of the Offer, the Company Board will adopt (and will cause any other sponsor of the applicable Company Benefit Plan to adopt), at least five (5) business days prior to the initial scheduled expiration of the Offer, resolutions terminating any and all Company Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company becomes a member of the same controlled group of corporations (as defined in Section 414(b) of the Code) as Parent. The form and substance of such resolutions shall be subject to the reasonable approval of Parent, and the Company shall provide Parent evidence that such resolutions have been adopted by the Company Board or the board of directors of the Company Subsidiaries or any other applicable Company Benefit Plan sponsor, as applicable. The Company shall take such other actions in furtherance of terminating any such 401(k) plans as Parent may reasonably request.
(b)    For the period beginning on the Merger Closing Date and ending on the first anniversary of the Merger Closing Date (the “Continuation Period”), the Parent shall, or shall cause the Company and Company Subsidiaries to provide the Continuing Employees, who remain so employed with the Company or Company Subsidiaries (i) with substantially comparable base salary and target annual cash bonus opportunities (excluding the value attributable to equity-based incentive awards) as was provided to the Continuing Employees prior to the Effective Time and (ii) with severance benefits (other than severance benefits provided to employees terminated for poor performance) that are substantially similar to the severance benefits to which the Continuing Employees would have been entitled with respect to such termination under the Company Benefit Plans covering the Company employees as set forth on Section 7.3(b) of the Disclosure Schedule and in effect immediately prior to the Merger Closing Date, provided that this undertaking shall not obligate Parent to continue the employment of such Continuing Employees for any period following the Effective Time, and such Continuing Employees may be terminated by Parent at any time.
(c)    During the Continuation Period, Parent shall, or shall cause the Company and Company Subsidiaries to provide the Continuing Employees with substantially comparable types and levels of employee benefits in the aggregate (excluding long-term incentive opportunities, employer matching contributions under any qualified defined contribution retirement plan, equity based compensation or benefits, vacation benefits, retiree medical or life insurance benefits and defined benefit plan benefits) as the aggregate employee benefits (excluding long-term incentive opportunities, employer matching contributions under any qualified defined contribution retirement plan, equity based compensation or benefits, vacation benefits, retiree medical or life insurance benefits and defined benefit plan benefits) provided to (i) such Continuing Employees immediately prior to the Merger Closing Date under the Company Benefit Plans or (ii) similarly situated employees of Parent and its Subsidiaries (other than the Company and Company Subsidiaries) (it being understood that participation in Parent Plans (as defined below) may commence at different times with respect to each Parent Plan and with respect to each Continuing Employee).
(d)    For purposes of vesting, eligibility to participate and with respect to vacation and severance only, benefit accruals (but not benefit accrual under any defined benefit plan or frozen benefit plan of Parent or vesting under any equity incentive plan) under any employee benefit plans sponsored and maintained by the Parent or any affiliate of Parent under which the Continuing Employee is eligible to participate after the Merger Closing Date (the “Parent Plans”), Parent will credit each Continuing Employee with his or her years of service with the Company before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any corresponding Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, Parent will use commercially reasonable efforts, subject in each case to receipt of any required consent of the applicable Parent Plan provider, to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans to the same extent that a waiting time was not applicable under the corresponding Company Benefit Plan, (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Benefit Plans in which such Continuing Employee participated immediately prior to the Effective Time, and (iii) for the plan year in which the Effective Time occurs, the crediting of each Continuing Employee with any deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Parent Plan.
(e)    Nothing in this Agreement shall (x) create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) or service provider or former service provider (including any beneficiary or dependent thereof) of the Parent, Company or any Company Subsidiary in any respect, including in respect of continued employment (or resumed employment), or create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any plan or any employee or service provider program or arrangement of Parent, the Company, and the Company Subsidiaries or any of their affiliates (including any Company Benefit Plan), or (y) constitute or be construed to constitute an amendment to any Company Benefit Plan or any other compensation or benefit plans maintained for or provided to employees or other persons prior to or following the Effective Time. Nothing in this Agreement shall constitute a limitation on the rights to amend, modify or terminate any such plans or arrangements of Parent or any of its subsidiaries (including any Company Benefit Plan).

(f)    The Company shall take all actions necessary so that, prior to the Expiration Time: (X) the adoption, approval, amendment or modification of each such Company Arrangement shall be approved as an employment compensation, severance or other employee benefit arrangement solely by independent directors of the Company in accordance with the requirements of Rule 14d–10(d)(2) under the Exchange Act and the instructions thereto and (Y) the “safe harbor” provided pursuant to Rule 14d–10(d)(2) is otherwise applicable thereto as a result of the taking prior to the Expiration Time of all necessary actions by the Company Board, the Company Compensation Committee or its independent directors.
7.4    Directors’ and Officers’ Indemnification and Insurance.
(a)    From and after the Effective Time, Parent shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification, exculpation or advance of expense or similar agreement by the Company or any Company Subsidiary in favor of any Indemnified Person (the “Indemnification Agreements”) (and all other indemnification agreements of the Company that are on terms substantially similar to the Indemnification Agreements) and any indemnification, exculpation or advancement of expenses provisions under the Certificate of Incorporation or Bylaws (or comparable organizational documents) as in effect on the date of this Agreement; provided, that such obligations shall be subject to any limitation imposed from time to time under applicable Law.
(b)    Prior to the Effective Time, the Company shall, and for six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to, provide officers’ and directors’ liability, fiduciary liability and similar insurance (collectively, “D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each Indemnified Person covered as of the date of this Agreement by the Company’s D&O Insurance policies on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement; provided, that, in satisfying its obligation under this Section 7.4(b), the Surviving Corporation shall not be obligated to pay annual premiums in the aggregate in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount the Company is set forth in Section 7.4(b) of the Disclosure Schedule (provided, that if the annual premium of such insurance coverage exceeds such amount, the Surviving Corporation shall be obligated to obtain the most advantageous policies available for an annual premium equal to such amount). Notwithstanding the foregoing, at any time Parent or the Surviving Corporation may, and prior to the Acceptance Date, the Company may, with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), purchase a “tail” directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and premium amount as aforesaid, and that by its terms shall provide coverage until the sixth annual anniversary of the Effective Time, and, upon the purchase of such insurance, Parent’s and the Surviving Corporation’s obligations pursuant to the first sentence of this Section 7.4(b) shall be deemed satisfied for so long as such insurance is in full force and effect and covers the matters that would otherwise be covered pursuant to this Section 7.4(b).
(c)    The rights of each Indemnified Person under this Section 7.4 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each

Indemnified Person, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 7.4 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person to whom this Section 7.4 applies without the consent of such affected Indemnified Person. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.4.
(d)    If (1) Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or the surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or (2) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.4.
7.5    Anti-Takeover Statutes. In the event that any state anti-takeover or other similar Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company and Company Board shall grant such approval and take such action as necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.
7.6    Notification of Certain Matters. The Company shall give prompt notice to Parent and Purchaser in writing of: (i) any representation or warranty made by the Company contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in clause (iii)(c) of Annex A would not be satisfied or (x) any failure of the Company to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in clause (iii)(d) of Annex A would not be satisfied; and (ii) the occurrence or existence of any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect. Parent shall give prompt notice to the Company in writing of any representation or warranty made by Parent or Purchaser contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Purchaser to comply with any covenant or agreement to be complied with by it under this Agreement, in each case, such that the failure to so comply or the becoming untrue or incorrect would reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement. For clarity, unintentional failure to give notice under this Section 7.6 shall not be deemed to be a breach of covenant under this Section 7.6 but shall not affect whether a breach of the underlying representation, warranty, covenant or agreement has occurred, as the case may be.
7.7    Litigation. Each party hereto shall promptly notify the other parties of any action, suit, proceeding or investigation that shall be instituted or threatened in writing against such party to restrain, prohibit or otherwise challenge the legality of or seek damages in connection with this Agreement or any Transaction. Each party hereto shall promptly notify the others of any new action, suit, proceeding or investigation that is instituted or threatened in writing against the Company, any of the Company Subsidiaries, Purchaser or Parent, as the case may be, that would have been listed in Section 4.9 of the Disclosure Schedule or would constitute an exception to Section 5.5, as the case may be, if such action, suit, proceeding or investigation had arisen prior to the date hereof. The Company shall give Parent the opportunity to participate at Parent’s expense in (but not control) the defense or settlement of any stockholder litigation or claims against the Company or any of its directors relating to the Offer or the Merger, in each case which seek to prohibit or restrain the transactions contemplated hereby. The Company shall not settle or make an offer to settle any litigation against the Company or any director by any stockholder relating to this Agreement, the Offer or the Merger, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned).
7.8    Consents and Approvals.
(a)    The parties hereto shall cooperate with each other and, subject to the terms and conditions of this Agreement, each use its reasonable best efforts to promptly (x) prepare and file all necessary documentation and (y) effect all applications, notices, petitions and filings (including, to the extent necessary, any notification required by the HSR Act and other antitrust laws, as more specifically addressed in Section 7.9) and (z) obtain all permits, consents, waiting period expiration or terminations, approvals and authorizations of all third parties and Governmental Authorities that are necessary or reasonably deemed advisable by both parties to consummate the Transactions. The Company shall also use its commercially reasonable efforts to obtain all consents required to be listed on Section 4.5(a) of the Disclosure Schedule (for clarity, the Company will not be required to pay any monies or make any other concessions to any third party in connection therewith, except to the extent expressly required by the terms of any Contract with such third party). The parties hereto shall consult with each other with respect to the obtaining of all such permits, consents, approvals, waiting period expiration or terminations and authorizations, and each party will keep the other apprised of the status of matters relating to completion of the Transactions. Parent and the Company shall each, subject to the terms and conditions of this Agreement, use its reasonable best efforts to resolve any objections that may be asserted by any Governmental Authority with respect to this Agreement or the Transactions. Parent and the Company, with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, shall use reasonable best efforts to prevent the entry, enactment or promulgation thereof, as the case may be. The Company shall provide the holders of Warrants any notices required in accordance with the terms thereof prior to the Closing.
(b)    Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of any of the Transactions relating to any such consent or approval.
(c)    This Section 7.8 is subject to, in all respects, the provisions of Section 7.9 below.

7.9    HSR Act Filing and International Antitrust Notifications.
(a)    Within ten (10) business days after the date of this Agreement, if required by any Law, each of Parent and the Company shall, or shall cause their ultimate parent entity as that term is defined in the HSR Act and its implementing regulations to, file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) a pre-merger notification in accordance with the HSR Act with respect to the Offer and the Merger pursuant to this Agreement. As promptly as possible after the date of this Agreement, Parent shall file an antitrust notification in any other jurisdiction if advisable or required by any Law. Each of Parent and the Company shall furnish promptly to the FTC, the Antitrust Division and any other requesting Governmental Authority any additional information or documentary material requested by any of them pursuant to the HSR Act or any other antitrust or related Law in connection with such filings. To the extent permitted by Law, each of Parent and the Company shall consult in advance and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other antitrust Law. Parent and the Company shall cooperate fully with each other in connection with the making of all such filings or responses. In addition, except as may be prohibited by any Governmental Authority or by any applicable law, each party hereto will permit authorized representatives of the other parties to attend any substantive meeting, communication, or conference with any Governmental Authority in connection with such proceedings under or relating to the HSR Act or any foreign or other antitrust Law. Without limiting the generality of the foregoing, each party shall provide to the other (or the other’s respective advisors) upon request copies of all substantive correspondence between such party and any Governmental Authority relating to the transactions contemplated by this Agreement. The parties may, as they deem advisable and necessary, (i) redact materials: (1) to remove references concerning the valuation of the Company and the Company Subsidiaries; (2) as necessary to comply with contractual arrangements or applicable Laws; and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns; or (ii) designate any competitively sensitive materials provided to the other under this Section 7.9 as “outside counsel only.” Such “outside counsel only” materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.
(b)    Subject to applicable confidentiality restrictions or restrictions required by Law, Parent and Company will notify the other promptly upon the receipt of (i) any comments, questions, or requests for information or documents from any Governmental Authority in connection with any filings made pursuant to Section 7.9(a) or the transactions contemplated by this Agreement and (ii) any request by any Governmental Authority for amendments or supplements to any filings made pursuant to any Laws relating to an investigation of the transactions contemplated by this Agreement. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section, or whenever a Governmental Authority requests information or documents related to the transactions contemplated by this Agreement, each party will promptly inform the other of such occurrence or request and cooperate in filing or producing promptly with the applicable Governmental Authority such amendment, supplement, information or documents. Without limiting the generality of the foregoing, each party shall provide to the other (or the other’s respective advisors) upon request copies of all substantive correspondence between such party and any Governmental Authority relating to the transactions contemplated by this Agreement. The parties may, as they deem advisable and necessary, (i) redact materials: (1) to remove references concerning the valuation of the Company and the Company Subsidiaries; (2) as necessary to comply with contractual arrangements or applicable Laws; and (3) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns; or (ii) designate any competitively sensitive materials provided to the other under this Section 7.9 as “outside counsel only.” Such “outside counsel only” materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable, all discussions, telephone calls, and meetings with a Governmental Authority regarding the transactions contemplated by this Agreement shall include representatives of both parties. Subject to applicable Law, the parties will consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted to any Governmental Authority regarding the transactions contemplated by this Agreement by or on behalf of any party.
(c)    Each of Parent and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions under any applicable antitrust Laws. Except as the parties may agree after consultation, each of the Parent and the Company shall use reasonable best efforts to promptly and substantially comply with any request for request for additional information and documentary material (“Second Request”) issued by the FTC or Antitrust Division.
(d)    Notwithstanding anything to the contrary contained herein, neither Parent, Purchaser nor their respective affiliates shall be required (and neither the Company nor any Company Subsidiary shall agree to any of the following without the express written consent of Parent or Purchaser): (i) to offer, agree or consent to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate (before or after the Merger Closing) any assets, licenses, operations, rights, product lines, businesses or interest therein of the Parent, Purchaser, the Company or any of their respective subsidiaries; (ii) to offer, agree or consent to any changes (including through a licensing or other similar arrangement) to or restriction on (including any access or other requirements), or other impairment of Parent’s or Purchaser’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the equity securities or other ownership interests of Parent, Purchaser or the Company; or (iii) to contest, defend or appeal any Action brought by a Governmental Authority against such party which seeks to prohibit, prevent or restrict the transactions contemplated by this Agreement.
7.10    Rule 16b-3. Prior to the Acceptance Date, the Company shall take such actions as may be required to cause the transactions contemplated by Section 3.7 and any other dispositions of equity securities of the Company by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.11    Delisting. Each party hereto agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to (i) delist the Company Common Stock from the Nasdaq Stock Market LLC and (ii) to terminate the registration of the Company Common Stock under the Exchange Act; provided, that such delisting or termination shall not be effective until after the Effective Time.
7.12    Further Assurances. Subject to Section 7.9, each of the parties to this Agreement shall use its reasonable best efforts to effect the Transactions and each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of this Agreement and the Transactions.
7.13    Public Announcements. No press release or public announcement, statement or disclosure concerning the Offer, the Merger or any other Transaction shall be issued by either party without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (x) as such release or announcement may be required by Law, including the rules or regulations of any U.S. or non-U.S. securities exchange, in which case the party required to make the release or announcement shall use its reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, and (y) that neither the Parent or Purchaser, on the one hand, nor the Company, on the other hand, shall be required to obtain such consent from the other party in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change in Recommendation or Intervening Event Change of Recommendation and matters related thereto. In the case of the Company, internal announcements, meetings and other group communications to employees regarding or making reference to Parent or any of its affiliates, the Offer, the Merger, the other transactions contemplated by this Agreement and/or related matters, whether made in writing or orally, shall be deemed to be public statements for purposes of this Section 7.13, except to the extent they repeat information that has already been publicly disclosed in compliance with the Agreement.
7.14    Obligations of Purchaser. Parent shall take all action necessary to cause Purchaser and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of financing in connection with the Transactions.
7.15    Financing.
(a)    Parent shall use, and shall cause its subsidiaries to use, their respective reasonable best efforts to:
(i)    comply with and maintain in effect the Debt Financing and the Debt Commitment Letter;

(ii)    satisfy, or cause their respective Representatives to satisfy on a timely basis all conditions to the Debt Financing contemplated by the Debt Commitment Letter, the Debt Fee Letter and Debt Financing Agreements that are within its control;
(iii)    comply with their obligations under the Debt Commitment Letter to the extent the failure to comply with such obligations would adversely impact the amount or timing of the Debt Financing (taking into account the expected timing of the Marketing Period) or the availability of the Debt Financing prior to the Acceptance Date; and
(iv)    enforce their rights under the Debt Commitment Letter to the extent that the failure to enforce would adversely impact the amount or timing of the Debt Financing (taking into account the expected timing of the Marketing Period) or the availability of the Debt Financing at the Acceptance Date.
(b)    Unless, and to the extent, Parent or Purchaser has sufficient funds from other sources (including by reason of a capital markets or other financing transaction) available to satisfy their obligations under this Agreement, Parent shall use, and shall cause its subsidiaries to use, their respective reasonable best efforts to obtain the proceeds of the Debt Financing on the terms and conditions (including any “flex” provisions) described in the Debt Commitment Letter and the Debt Fee Letter, including using their respective reasonable best efforts to:
(i)    negotiate and enter into definitive financing agreements with respect to the Debt Financing on terms and conditions not less favorable, in the aggregate, than those contained in the Debt Commitment Letter (including the “flex” provisions contained in the Debt Fee Letter) (the “Debt Financing Agreements”); and
(ii)    in the event that all conditions to the Debt Financing have been satisfied and Parent is required to consummate the Offer, cause the Lenders and any other persons providing Debt Financing to fund the Debt Financing no later than the Acceptance Date.
(c)    Parent shall not agree to or permit any amendment, supplement, termination, modification or replacement of, or grant any waiver of, any condition, remedy or other provision under the Debt Commitment Letter or the Debt Fee Letter without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) if such amendment, supplement, termination, modification, replacement or waiver would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing from that contemplated by the Debt Commitment Letter delivered as of the date hereof to an amount such that the Transactions could not be consummated, (ii) impose any new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to materially delay or prevent the Offer or the availability of the Debt Financing or (iii) adversely impact in any material respect the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter (it being understood and agreed that, in any event, (x) any Alternative Financing permitted under Section 7.15(d) shall not be deemed to be a replacement for the purposes of this sentence, (y) Parent may amend the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and (z) no consent from the Company is required for implementation or exercise of any “flex” provisions provided in the Debt Fee Letter). Upon any amendment, supplement, modification or replacement of, or waiver of, the Debt Commitment Letter or the Debt Fee Letter in accordance with this Section 7.15(c) or Section 7.15(d), Parent shall promptly deliver a true and complete copy thereof (subject to applicable redactions in the case of the Debt Fee Letter) to the Company and references herein to “Debt Commitment Letter” or the “Debt Fee Letter”, as applicable, shall include and mean such documents as amended, supplemented, modified, replaced or waived in compliance with this Section 7.15(c) or Section 7.15(d), and references to “Debt Financing” shall include and mean the financing contemplated by the Debt Commitment Letter as amended, supplemented, modified, replaced or waived in compliance with this Section 7.15(c) or Section 7.15(d), as applicable.
(d)    Unless, and to the extent, Parent or Purchaser has sufficient cash from other sources (including by reason of a capital markets or other financing transaction) available to satisfy their obligations under this Agreement, in the event that all or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter for any reason or the Debt Commitment Letter shall be withdrawn, terminated, repudiated or rescinded for any reason, (i) Parent shall promptly notify the Company and (ii) Parent shall use its reasonable best efforts to, on a timely basis (taking into account the expected timing of the Marketing Period), arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources (the “Alternative Financing”) in an amount sufficient to pay the Required Amount (assuming the satisfaction of the Tender Offer Conditions and the conditions set forth in Section 8.1 and when taken together with other cash available to Parent and any remaining portion of the Debt Financing available to Parent or Purchaser); provided that Parent shall not be required to obtain Alternative Financing on terms and conditions that are materially less favorable, taken as a whole, to Parent or Purchaser, as applicable, than those in the Debt Commitment Letter (including any “flex” provisions) that such Alternative Financing would replace. Notwithstanding the foregoing, no Alternative Financing may impose any new or additional conditions or otherwise expand, amend or modify any of the conditions set forth in the Debt Commitment Letter as in effect on the date hereof in a manner that would reasonably be expected to materially delay or prevent the Offer. In the event that Parent obtains commitments to receive any Alternative Financing in accordance with this Section 7.15(d), Parent or Purchaser, as applicable, shall deliver true and complete copies of any new Debt Commitment Letter and Debt Fee Letter (subject to applicable redactions).
(e)    Parent or Purchaser, as applicable, shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (including any Alternative Financing). Without limiting the generality of the foregoing, Parent and Purchaser, as applicable, shall give the Company prompt notice of the receipt or delivery of any notice or other communication, in each case from any Lender with respect to (x) any actual or potential default under or breach of any provisions of the Debt Commitment Letter or Debt Financing Agreements by Parent or any withdrawal, termination, repudiation or rescission or threatened withdrawal, termination, repudiation or rescission thereof by any party to any of the Debt Commitment Letter or Debt Financing Agreements or (y) any material dispute or disagreement between or among parties to any of the Debt Commitment Letter or Financing Agreements with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Acceptance Date in each case, that would reasonably be expected to result in any portion of the Debt Financing reasonably required to fund the Required Amount being unavailable or materially delay or prevent the availability of the Debt Financing.
(f)    Parent and Purchaser each acknowledges and agrees that the obtaining of the Debt Financing (including any Alternative Financing) is not a Tender Offer Condition or a condition to the Merger Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Debt Financing (including any Alternative Financing), or the completion of any such issuance, subject to the applicable Tender Offer Conditions set forth on Annex A, the conditions to the Merger set forth in Article 8 and the provisions set forth in Section 10.6(c).
7.16    Financing Cooperation.
(a)    The Company shall, and shall cause each Company Subsidiary to, use its respective reasonable best efforts to provide (and cause their respective Representatives to provide) such cooperation in connection with arranging, obtaining and syndicating the Debt Financing as may be reasonably requested by Parent or Purchaser, as applicable, as is customary in connection with the Debt Financing; provided that such requested cooperation is consistent with applicable Law and does not unreasonably interfere with the ongoing operations of the Company or any Company Subsidiary. Such cooperation by the Company and the Company Subsidiaries shall include, in each case at the reasonable request of Parent:
(i)    preparing and furnishing Parent and the Lenders, as promptly as practicable, all Required Information and all other financial and other pertinent information and disclosures regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent or Purchaser, as applicable, for use in connection with the Debt Financing;
(ii)    causing the Company’s senior officers to participate in a reasonable number of lender meetings, rating agency presentations and due diligence meetings at reasonable times and upon reasonable advance notice;
(iii)    assisting Parent and Purchaser, as applicable, and the Lenders in the preparation of Debt Marketing Documents (and any supplements thereto) solely with respect to information relating to the Company and the Company Subsidiaries;
(iv)    reasonably cooperating with the marketing efforts of Purchaser and the Lenders in connection with the Debt Financing, including direct contact between such management of the Company and potential lenders in the Debt Financing;
(v)    reasonably cooperating with Parent’s legal counsel in connection with customary legal opinions required of Purchaser in connection with the Debt Financing;
(vi)    reasonably assisting Purchaser in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter,

including assisting Purchaser and the Lenders in the preparation of customary materials for rating agency presentations solely with respect to information relating to the Company and the Company Subsidiaries;
(vii)    reasonably assisting in the preparation of, and executing and delivering Debt Financing Agreements and other customary financing documents, including guarantee and collateral documents and other certificates and documents as may be reasonably requested by Parent or Purchaser, as applicable;
(viii)    facilitating the pledging of collateral for the Debt Financing (including delivery of original stock certificates and original stock powers of the Company Subsidiaries on the Merger Closing Date in connection with the Debt Financing to the extent available to the Company);
(ix)    using reasonable best efforts to assist the Lenders in benefiting from the existing lending relationships of the Company;
(x)    taking all ministerial company actions, subject to and only effective upon the occurrence of the Acceptance Time, reasonably requested by Parent or Purchaser, as applicable, to permit the consummation of the Debt Financing;
(xi)    at least four (4) business days prior to the Acceptance Time, providing all documentation and other information about the Company and the Company Subsidiaries as is reasonably requested in writing by Parent or Purchaser, as applicable, at least eight (8) calendar days prior to the Acceptance Time in connection with the Debt Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act; and
(xii)    using reasonable best efforts to obtain customary payoff letters and lien terminations, if applicable, to the extent necessary to allow for the payoff, discharge and termination of any indebtedness (it being understood and agreed that the Company’s obligations to provide payoff letters in respect of the Existing Loan Agreement are as set forth in Section 7.16(c) below).
(b)    Notwithstanding anything in this Agreement to the contrary, (A) none of the Company, any Company Subsidiary or any director, manager, officer or employee thereof shall be required to pay any commitment or other similar fee or enter into any binding agreement or commitment or incur any other actual or potential liability or obligation in connection with the Debt Financing prior to the Effective Time and that is not subject to the occurrence of the Merger Closing (other than such management and representation letters included in the Required Information), (B) none of the Company, any of the Company Subsidiaries or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Debt Financing, provided that this clause (B) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Effective Time by any persons that shall remain or will become officers or directors of the Company or any of the Company Subsidiaries as of the Effective Time, and (C) neither the Company nor any Company

Subsidiary shall be required to take any action that would reasonably be expected, in the reasonable judgment of the Company, to conflict with, or result in any violation or breach of, any applicable Law, any Material Contract binding on the Company or the Company Subsidiaries on the date hereof. The Company hereby consents to the use of the Company’s and the Company Subsidiaries’ logos in connection with the Debt Financing on such customary terms and conditions as the Company shall reasonably impose; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm, disparage or otherwise adversely affect the Company or the reputation or goodwill of the Company.
(c)    Parent or Purchaser, as applicable, shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, the Company Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to Section 7.16(a). Parent and Purchaser shall jointly and severally indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives, from and against any and all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees, fees and expenses of the Company’s accounting firms engaged to assist in connection with the Debt Financing, and disbursements suffered or incurred by any of them in connection with the Debt Financing (except to the extent suffered or incurred as a result of (i) the gross negligence, willful misconduct or material breach of this Agreement by the Company, any Company Subsidiary or any Representative thereof, in each case as determined by a court of competent jurisdiction, or (ii) any information used in connection with the Debt Financing provided to Parent by the Company or any Company Subsidiary).
(d)    The Company shall deliver to Purchaser either (i) at least three (3) business days prior to the Acceptance Time, a payoff letter from the agent or other authorized representative with respect to the Existing Loan Agreement, which payoff letter shall substantially provide (subject to customary exceptions) that upon receipt of the payoff amount set forth in the payoff letter (and, if applicable, cash collateral with respect to letters of credit), (x) the respective indebtedness incurred thereunder and related instruments shall be terminated and (y) all Liens and guarantees, if any, in connection therewith relating to the assets and properties of the Company or any of the Company Subsidiaries securing such Indebtedness, shall be released and terminated or (ii) prior to the Acceptance Time, a letter from the agent or other authorized representative confirming that (x) the indebtedness incurred thereunder and related instruments has been repaid in full (or if applicable, cash collateralized) and terminated, and (y) all Liens and guarantees, if any, in connection therewith relating to the assets and properties of the Company or any of the Company Subsidiaries securing such Indebtedness, have been released and terminated.
8.    Conditions to the Merger.
8.1    Conditions to the Merger. The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:
(a)    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent

(collectively, “Order”), that is then in effect and has the effect of restraining, preventing or prohibiting consummation of the Merger;
(b)    Purchaser or its permitted assignee shall have accepted for payment all Company Shares validly tendered and not withdrawn pursuant to the Offer.
9.    Termination.
9.1    Termination. This Agreement may be terminated and the Offer and Merger may be abandoned, unless otherwise specified in Section 9.1(b)(iii) below, at any time prior to the Acceptance Time:
(a)    By mutual written consent of Parent and the Company; or
(b)    By either Parent, Purchaser or the Company (by action of the Company Board), if:
(i)    the Acceptance Date shall not have occurred on or before the date that is five (5) months following the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement, which would give rise to the other party’s right to terminate this Agreement, has been the primary cause of, or resulted in, the failure of such acceptance to occur on or before such date; or,
(ii)    the Offer (as it may have been extended pursuant to Section 2.1) expires without Purchaser having accepted the Offer as a result of the non-satisfaction of one or more Tender Offer Conditions in a circumstance where Purchaser has no further obligation to extend the Offer pursuant to Section 2.1; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement, which would give rise to the other party’s right to terminate this Agreement, has been the primary cause of, or resulted in, the non-satisfaction of such Tender Offer Conditions or the termination or withdrawal of the Offer pursuant to its terms without any Company Shares being purchased;
(iii)    any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order that (x) prior to the Acceptance Time, makes acceptance for payment of, or payment for, the Company Shares or, prior to the Effective Time, consummation of the Merger illegal or otherwise prohibited, or (y) prior to the Acceptance Time, restrains or enjoins Purchaser from accepting for payment, or, prior to the Effective Time, paying for, the Company Shares pursuant to the Offer or Parent and the Company from consummating the Merger, and, in each case, such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement, which would give rise to the other party’s right to terminate this Agreement, has been the primary cause of, or resulted in, the events specified in this Section 9.1(b)(iii);

(c)    By either Parent or Purchaser, if there is an inaccuracy in the Company’s representations herein, or a breach by the Company of its covenants herein, in either case such that the events set forth in clause (iii)(c) or clause (iii)(d) of Annex A shall have occurred; provided, however, if such breach or inaccuracy is capable of being cured prior to the earlier of (A) the Outside Date and (B) the date that is twenty (20) business days from the date the Company is notified in writing by Parent of such breach, Parent and Purchaser may not terminate the Agreement pursuant to this Section 9.1(c) (x) prior to such date if the Company is taking reasonable efforts to cure such breach or inaccuracy or (y) following such date if such inaccuracy or breach is cured at or prior to such date;
(d)    By either Parent or Purchaser, if (A) a Change in Recommendation shall have occurred, (B) the Company enters into any Acquisition Agreement or (C) the Company shall have committed a material breach of Section 7.2;
(e)    By the Company (by action of the Company Board), if there is an inaccuracy in Parent’s or Purchaser’s representations herein, or a breach by Parent or Purchaser of its covenants herein, in either case that would reasonably be expected to prevent, materially delay or materially impair the Parent’s or Purchaser’s ability to purchase and pay for the Company Shares (assuming all Company Shares were validly tendered and not withdrawn pursuant to the Offer); provided, however, if such breach or inaccuracy is capable of being cured prior to the earlier of (A) the Outside Date and (B) the date that is twenty (20) business days from the date Parent is notified in writing by the Company of such breach, the Company may not terminate the Agreement pursuant to this Section 9.1(e) (x) prior to such date if Parent and Purchaser are taking reasonable efforts to cure such breach or inaccuracy and (y) following such date if such inaccuracy or breach is cured at or prior to such date;
(f)    By the Company (by action of the Company Board), if all of the Tender Offer Conditions have been satisfied or waived as of immediately prior to the expiration of the Offer (other than those conditions that by their nature are to be satisfied upon consummation of the Offer but which conditions would be capable of being satisfied if the consummation of the Offer were the time of such termination) and the Acceptance Date shall not have occurred within one (1) business day following the Expiration Date, (B) the Company has confirmed by written notice its intention to terminate this Agreement pursuant to this Section 9.1(f) if Purchaser fails to consummate the Offer when required in accordance with Section 2.1, (C) Purchaser has failed to consummate the Offer within three (3) business days of the date the consummation of the Offer should have occurred in accordance with Section 2.1) and (D) the Company stood ready, willing, and able to consummate the Offer and the Merger Closing on the date following such three (3) business days and the Company shall have given Parent an irrevocable written notice on or prior to such date confirming such fact; or
(g)    By the Company (by action of the Company Board) in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.2; provided that such termination shall not be effective unless the Company shall pay the Company Termination Fee to Parent prior to or concurrently with such termination.

9.2    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void, and there shall be no liability on the part of Parent, Purchaser, the Company or their respective officers, directors, stockholders, or affiliates; provided, that, (a) Section 7.1(b) (Confidentiality), Section 7.13 (Public Announcements), Section 7.16(c) (Financing Cooperation), Section 9.3 (Fees), Article 10 (General Provisions) and this Section 9.2 shall remain in full force and effect and survive any termination of this Agreement, and (b) subject to Sections 9.3(d), 9.3(e) and 9.3(f), such termination shall not relieve any party from liability for any willful and material breach of its representations or warranties or covenants hereunder. A termination of this Agreement shall not cause a termination of the Confidentiality Agreement or any other agreement between the parties.
9.3    Fees.
(a)    In the event that this Agreement is terminated:
(i)    by Parent, Purchaser or the Company pursuant to Section 9.1(b)(i) or Section 9.1(b)(ii), or by Parent or Purchaser pursuant to Section 9.1(c), and (x) an Acquisition Proposal by a Third Party shall have been publicly announced after the date of this Agreement and not withdrawn (publicly, in the case of termination pursuant to Section 9.1(b)(ii) only) prior to such termination and (y) within 12 months after such termination (A) the Company enters into a definitive agreement with respect to an Acquisition Proposal or (B) an Acquisition Proposal is consummated (with all references to “fifteen percent (15%)” in the definition thereof being treated as references to “more than 50%” for purposes of this Section 9.3(a));
(ii)    by Parent or Purchaser pursuant to Section 9.1(d); or
(iii)    by the Company pursuant to Section 9.1(g);
then, in any such event, the Company shall pay Parent the Company Termination Fee, which amount shall be payable by wire transfer of immediately available funds. The Company Termination Fee shall be paid (x) in the circumstances described in clause (i) above, promptly on the earlier of (1) one (1) business day following the date of the execution of such definitive agreement and (2) the date of the consummation of such Acquisition Proposal, as applicable, (y) in the circumstances described in clause (ii) above, within two (2) business days of the termination, and (z) in the circumstances described in clause (iii) above, concurrently with and as a condition to the termination.
(b)    In the event that this Agreement is terminated (i) by the Company pursuant to Section 9.1(f) or (ii) by Parent or Purchaser pursuant to Section 9.1(b)(i), and with respect to this clause (ii), at such time, all of the Tender Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied upon consummation of the Offer but which conditions would be capable of being satisfied if the consummation of the Offer were the time of such termination) and the Company has given notice in writing representing that it stands ready, willing, and able to consummate the Offer and the Merger Closing, and in each case of (i) and (ii), Parent and Purchaser have failed to complete the Offer Closing or the Merger Closing by the respective date the Offer Closing or the Merger Closing is required to have occurred pursuant to this Agreement as a result of the full amount of the Debt Financing failing to be funded or prospectively funded at the Offer Closing or the Merger Closing, then, in any such event, Parent shall pay the Company $5,313,000 (the “Parent Termination Fee”), which amount shall be payable by wire transfer of immediately available funds, within three (3) business days of the termination to an account designated in writing by the Company.
(c)    All costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.
(d)    Notwithstanding anything to the contrary in this Agreement, each party acknowledges and agrees on behalf of itself and its affiliates that:
(i)    the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Company Termination Fee is payable for the efforts, expenses and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; each of Parent and Purchaser acknowledges and hereby agrees that the provisions of this Section 9.3 are an integral part of the Transactions, and that, without such provisions, the Company would not have entered into this Agreement;
(ii)    the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts, expenses and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision; the Company acknowledges and hereby agrees that the provisions of this Section 9.3 are an integral part of the Transactions, and that, without such provisions, Parent and Purchaser would not have entered into this Agreement; and
(e)    Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto expressly acknowledges and agrees that Parent’s right to receive payment of the Company Termination Fee plus, if applicable, the Enforcement Costs, pursuant to this Section 9.3, in circumstances in which the Company Termination Fee is payable, shall constitute the sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise) of Parent, Purchaser and their respective affiliates and any of their and their respective affiliates’ former, current or future general or limited partners, stockholders, members, managers, directors, trustees, officers, employees, agents, controlling persons, representatives or affiliates, or any Lender Related Party or any other source of financing, or any lead arranger, arranger, agent or Representative of, or to, Parent or Purchaser (the “Parent Related Parties”) against the Company and the Company Subsidiaries and their respective affiliates and any of their and their respective affiliates’ former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, controlling persons, representatives or affiliates (collectively, the “Company Related Parties”) and any person who pays such amount on the Company’s behalf for all any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of this Agreement or any contract or agreement executed in connection herewith (including in respect of any breach, whether or not willful and intentional, of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated) or the Transactions in such circumstances, and upon payment of the amount of the Company Termination Fee plus, if applicable, the Enforcement Costs, to Parent, none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement or the Transactions. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. No Parent Related Party shall be entitled to bring or maintain any Action against the Company or any other Company Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, and Parent shall use its reasonable best efforts to cause any Action pending in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby, to the extent maintained by Parent or any Parent Related Party against the Company or any Company Related Party to be dismissed with prejudice promptly following the payment of any such amounts. Any Company Related Party is an express third party beneficiary of the provisions of this Section 9.3(e) and may enforce this Section 9.3(e) directly.
(f)    Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto expressly acknowledges and agrees that the Company’s right to receive payment of the Parent Termination Fee, plus, if applicable, the Enforcement Costs pursuant to this Section 9.3 shall constitute the sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law or otherwise) of the Company Related Parties against the Parent Related Parties and any person who pays such amount on Parent’s behalf for all any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of this Agreement, any contract or agreement executed in connection herewith (including with respect to the Debt Commitment Letter) and the transactions contemplated hereby and thereby (including in respect of any breach, whether or not willful or intentional, of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated) or the Transactions in such circumstances, and upon payment of Parent Termination Fee plus, if applicable, the Enforcement Costs, none of the Parent Related Parties shall have any further liability or obligation to any of the Company Related Parties relating to or arising out of this Agreement or the Transactions. For the avoidance of doubt, in no event shall Parent be required to pay such amount on more than one occasion. No Company Related Party shall be entitled to bring or maintain any Action against Parent or any other Parent Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith (including with respect to the Debt Commitment Letter) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, and the Company shall use its reasonable best efforts to cause any Action pending in connection with this Agreement, any contract or agreement executed in connection herewith (including with respect to the Debt Commitment Letter) or any of the transactions contemplated hereby or thereby, to the extent maintained by the Company or any Company Related Party against Parent or any Parent Related Party to be dismissed with prejudice promptly following the payment of such amount. Any Parent Related Party is an express third party beneficiary of the provisions of this Section 9.3(f) and may enforce this Section 9.3(f) directly. Subject to Section 10.6, nothing in this Section 9.3(f) shall limit the right of a party to bring or maintain a legal proceeding for an injunction, specific performance or other equitable relief to the extent provided in Section 10.6, unless and until this Agreement has been terminated (it being understood and agreed that the remedy of specific performance shall in no event be deemed monetary damages covered by this Section 9.3(f) even though such remedy will involve the payment of money); provided, however, that while the Company may pursue an injunction, specific performance or equitable relief to the extent provided in Section 10.6 and monetary damages, under no circumstances will the Company be permitted or entitled to receive (1) both a grant of an injunction, specific performance or other equitable relief that results in the consummation of the Transactions pursuant to Section 10.6, on the one hand, and monetary damages or the Parent Termination Fee, on the other hand, or (2) both monetary damages on the one hand, or the Parent Termination Fee, on the other hand.
(g)    If (i) the Company fails to pay in a timely manner the Company Termination Fee due pursuant to Section 9.3(a), and, in order to obtain such payment, Parent makes a claim that results in a judgment for the Company Termination Fee (or a portion thereof) set forth in Section 9.3(a), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee at the prime rate of Bank of America, N.A. in effect from time to time from the date such payment was required to be made hereunder or (ii) Parent fails to pay in a timely manner the Parent Termination Fee due pursuant to Section 9.3(b), and, in order to obtain such payment, the Company makes a claim that results in a judgment for the Parent Termination Fee (or a portion thereof) set forth in Section 9.3(b), Parent shall pay to the Company its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Parent Termination Fee at the prime rate of Bank of America, N.A. in effect from time to time from the date such payment was required to be made hereunder (in each case, the “Enforcement Costs”).
10.    General Provisions.
10.1    No Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Purchaser contained in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the Effective Time.
10.2    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given and shall be deemed to have been duly given if delivered personally (notice deemed given upon receipt), faxed (notice deemed given upon electronic confirmation of receipt), sent by a nationally recognized overnight courier service such as Federal Express (notice deemed given upon receipt of proof of delivery) or mailed by registered or certified mail, return receipt requested (notice deemed given upon receipt) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):
if to Parent or Purchaser:
Harland Clarke Holdings Corp.
15955 La Cantera Parkway
San Antonio, TX 78256
Facsimile No: (212) 572-8400
Attention: General Counsel

with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Facsimile No: (212) 446-6460
Attention: David Feirstein, P.C.
if to the Company:
MaxPoint Interactive, Inc.
3020 Carrington Mill Blvd, Suite 300
Morrisville, North Carolina 27560
Attention: Chief Executive Officer and General Counsel
with a copy (which shall not constitute notice) to:
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd.
Redwood City, CA 94063
Facsimile No: (650) 321-2800
Attention: Glen Van Ligten and Andrew Luh
10.3    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
10.4    Entire Agreement; Assignment; No Other Representations or Warranties. This Agreement and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that (a) Parent and Purchaser may assign all or any of their rights hereunder to any wholly owned subsidiary of Parent so long as Parent and Purchaser remain liable for all of the obligations contemplated under this Agreement and (b) Parent and Purchaser (and following the Merger Closing Date, the Company) may at any time, and without the consent of any other person or party, unilaterally grant a security interest in, and assign for collateral security purposes, its rights and interests hereunder to the Lenders (or their agent) providing Debt Financing under the Debt Commitment Letter or the definitive documentation with respect thereto. Except for the representations and warranties contained in Article 4, each of Parent and Purchaser acknowledges that neither the Company nor any person on behalf of the Company makes, and neither Parent nor Purchaser nor any person on their behalf relies upon, any other express or implied representation or warranty with respect to the Company or any of the Company Subsidiaries or with respect to any other information made available to Parent or Purchaser in connection with the Transactions. Each of Parent and Purchaser hereby acknowledge that neither the Company nor any of the Company Subsidiaries, nor any of their respective shareholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other person, has made or is making and neither Parent nor Purchaser nor any person on their behalf relies upon, any representation or warranty with respect to any estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), except as may be expressly set forth in Article 4 of this Agreement.
10.5    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than, (i) following the Acceptance Date, the rights of holders of Company Shares to receive payment for the Company Shares validly tendered and accepted for payment in the Offer or converted into cash pursuant to the Merger and the rights of holders of Company Stock Options and other convertible securities to receive payment pursuant to Section 3.7, (ii) after the Acceptance Date, Section 7.4 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons) and (iii) the provisions of this Section 10.5, Section 9.3(f), Section 10.6(d), the proviso in Section 10.7(a), the last sentence of Section 10.7(b), Section 10.8 and the final sentence of Section 10.10 are intended to be for the benefit of, and shall be enforceable by, the Lender Related Parties).
10.6    Specific Performance.
(a)    Subject to Section 10.6(c), parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms hereof, in addition to any other remedy at law or equity, and nothing herein shall be deemed a waiver by any party of any right to injunctive relief or specific performance. Notwithstanding anything to the contrary in this Agreement or otherwise, while a party’s pursuit of specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive both a grant of specific performance that results in the Offer or Merger being consummated, on the one hand, and any monetary damages whatsoever, on the other hand.
(b)    The right to specific enforcement hereunder shall include the right of the Company to cause Parent and Purchaser to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement only in accordance with the express terms of Section 10.6(c) below. Each of parties to this Agreement further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.6, and each of the parties to this Agreement irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties to this Agreement agree not to raise any objections to (i) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Purchaser, on the other hand and (ii) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Purchaser pursuant to this Agreement, in each case, on the basis that (A) either party has an adequate remedy at Law or (B) an award of specific performance is not an appropriate remedy for any reason at equity or Law, or any similar grounds.
(c)    Notwithstanding the foregoing Section 10.6(a)-(b), it is explicitly agreed that the right of the Company to obtain an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s or Purchaser’s obligation to fund the Per Share Amount payable in the Offer and the Merger Consideration and Parent’s and Purchaser’s obligations to cause the Acceptance Date to occur and to effect the consummation of the Offer and the Merger Closing (but not the right of the Company to obtain such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (i) (A) with respect to the Offer, all of the Tender Offer Conditions (other than those conditions that by their nature cannot be satisfied until the consummation of the Offer, but each of which conditions shall be capable of being satisfied upon the consummation of the Offer) have been satisfied by the date the consummation of the Offer is required to have occurred, or (B) with respect to the Merger, all of the conditions in Sections 8.1 (other than those conditions that by their nature cannot be satisfied until the Merger Closing Date, but each of which conditions shall be capable of being satisfied upon the Merger Closing Date) have been satisfied by the date the Merger Closing is required to have occurred, (ii) Parent and Purchaser are required to, but fail to, complete the Offer or consummate the Merger by the date the Offer is required to have occurred or the Merger is required to be consummated pursuant to this Agreement, (iii) the full amount of Debt Financing provided for by the Debt Financing Commitment Letters has been funded or will be funded at the Acceptance Time, and (iv) the Company has irrevocably confirmed in a written notice delivered to the Parent and Purchaser that if specific performance is granted and the Debt Financing is funded, then the consummation of the Offer and the Merger will occur.

(d)    Without limiting the obligations of the Lenders under the Debt Commitment Letter and the rights of Parent and Purchaser under the Debt Commitment Letter, the Company acknowledges and agrees (on behalf of itself and the other Company Related Parties) that no Lender Related Party shall have any liability or obligation to any Company Related Party in connection with this Agreement or any Transactions if such Lender Related Party breaches or fails to perform (whether willfully, intentionally, unintentionally or otherwise) any of its obligations under the Debt Commitment Letter and the Company (on behalf of itself and the other Company Related Parties) hereby waives any rights or claims against each Lender Related Party in connection with this Agreement and the Debt Financing, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself and the other Company Related Parties) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against any Lender Related Party in connection with this Agreement or any Transaction (including any action or proceeding relating to the Debt Financing). In no event shall any Company Related Party (or any of the Representatives of the Company) be entitled to directly seek the remedy of specific performance of this Agreement against any Lender Related Party, nor shall any Lender Related Party be subject to any indirect, special, punitive or consequential damages.
10.7    Governing Law.
(a)    This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law; provided that, notwithstanding the foregoing, any disputes involving the Lender Related Parties will be governed by and construed in accordance with the applicable Laws of the State of New York without giving regard to conflicts or choice of law principles that would result in the application of any Law other than the Law of the State of New York.
(b)    All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Delaware Court of Chancery, or if no such state court has proper jurisdiction, then the Federal courts located in the State of Delaware (collectively, the “Delaware Courts”). The parties hereto hereby (i) submit to the exclusive jurisdiction of the Delaware Courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts. Notwithstanding anything in this Agreement to the contrary, each of the parties agree that it will not bring, or support the bringing of, any proceeding, claim or counterclaim, whether in law or in equity, whether arising in contract, tort, equity or otherwise, against the Lender Related Parties in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, to the extent permitted by Law, the United States District Court for the Southern District of New York in the County of New York (and appellate courts thereof).

10.8    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING THE DEBT FINANCING AND THE DEBT COMMITMENT LETTER AND ANY ACTION AGAINST ANY LENDER RELATED PARTY). Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.8.
10.9    General Interpretation.
(a)    The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
(b)    Unless otherwise indicated, all references herein to Sections, Articles, Annexes, Exhibits or Schedules shall be deemed to refer to Sections, Articles, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.
(c)    Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”
(d)    The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
(e)    The phrase “made available to Parent” when used herein, shall mean that the subject documents were uploaded to the electronic data room maintained by the Company one (1) business days prior to the execution of this Agreement or were otherwise provided to Parent.
(f)    The phrase “willful and material breach” shall mean a material breach that is a consequence of an act, or failure to act, undertaken by the breaching party with the knowledge that the taking of such act, or failure to act, would, or would be reasonably expected to, result in a material breach of this Agreement.
10.10    Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Notwithstanding anything to the contrary contained herein, no modification, waiver or termination of Section 9.3(f), Section 10.5, Section 10.6(d), the proviso in Section 10.7(a), the last sentence of Section 10.7(b), Section 10.8 and this sentence of Section 10.10 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) that is adverse to the interests of any Lender Related Party will be effective against a Lender Related Party without the prior written consent of such adversely affected Lender Related Party.
10.11    Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Purchaser or Parent in exercising any right hereunder shall operate as a waiver of rights, nor shall any single or partial exercise of such rights preclude any other or further exercise of such rights or the exercise of any other right hereunder.
10.12    Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

* * * * * *

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HARLAND CLARKE HOLDINGS CORP.

By:	/s/ Victor K. Nichols
Name:	Victor K. Nichols
Title:	President and Chief Executive Officer

MERCURY MERGER SUB, INC.

By:	/s/ Victor K. Nichols
Name:	Victor K. Nichols
Title:	President and Chief Executive Officer

MAXPOINT INTERACTIVE, INC.

By:	/s/ Joseph Epperson
Name:	Joseph Epperson
Title:	Chairman and CEO

[Signature Page to Agreement and Plan of Merger]

ANNEX A
Conditions to the Offer
Notwithstanding any other provision of the Offer, but subject to the terms of this Agreement and in addition to (and not in limitation of) Purchaser’s right to extend or amend the Offer at any time pursuant to the terms of this Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Company Shares tendered pursuant to the Offer if:
(i) immediately prior to the expiration of the Offer, the Minimum Condition shall not have been satisfied (and such Minimum Condition shall not be waived or amended by Parent or Purchaser);
(ii) any applicable waiting period under the HSR Act shall not have expired or been terminated; or
(iii) immediately prior to the expiration of the Offer, any of the following conditions shall exist:
(a) a Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order, whether temporary, preliminary or permanent, that is then in effect and has the effect of restraining, preventing or prohibiting consummation of the Offer or the Merger;
(b) since the date of the Agreement, there shall have occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(c) (A) the representations and warranties of the Company set forth in this Agreement, other than 4.3(a) to (e), (f)(ii)(B), (C) and (E) and (g) (Capitalization), 4.4 (Authority Relative to this Agreement), 4.8(b)(i) (Absence of Material Adverse Effect and Certain Changes or Events) and 4.19 (Brokers and Expenses), shall not be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of immediately prior to the expiration of the Offer as though made at or as of such time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, which need only be true and correct as of such date or with respect to such period), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (B) the representations and warranties of the Company set forth in Sections 4.3(a) to (e), (f)(ii)(B), (C) and (E) and (g) shall not be true and correct in any respects (except for inaccuracies that would reasonably be expected to result in additional costs, expenses or liabilities of Parent or its subsidiaries (including, after the Merger, the Surviving Corporation) of no more than $250,000) as of the date of such representations and warranties, and (C) the representations and warranties of the Company set forth in 4.4 (Authority Relative to this Agreement), 4.8(b)(i) (Absence of Material Adverse Effect and Certain Changes or

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Events) and 4.19 (Brokers and Expenses) shall not be true and correct in any respects as of the date of this Agreement and as of immediately prior to the expiration of the Offer as though made at or as of such time (other than those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time, which need only be true and correct as of such date or with respect to such period);
(d) the Company shall have failed to perform in all material respects the covenants or agreements of the Company under this Agreement to be performed by it as of such time and such failure shall not have been cured;
(e) the Company shall not have furnished Parent with a certificate dated as of the date of determination signed on its behalf by any of the Company’s chairman of the board of directors or its chief executive officer or such other officer serving in such capacity to the effect that the conditions set forth in clauses (b) to (d) of this Annex A shall not have occurred;
(f) the Marketing Period shall not have been completed; or
(g) the Agreement shall have been terminated in accordance with its terms or the Offer shall have been terminated in accordance with the terms of the Agreement.
The foregoing conditions are for the sole benefit of Purchaser and Parent and subject to the terms of the Agreement and rules and regulations of the SEC, may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion, provided, that the Minimum Condition may not be waived, in each case, subject to the terms of the Agreement and the rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
The capitalized terms used in this Annex A shall have the meanings set forth in the Agreement to which it is attached.

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